SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended March 31, 2006

Commission file Number: 1-15154

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Interim Report First Quarter of 2006 Allianz Group

Contents

3	Group Management Report

3	Executive Summary

8	Property-Casualty Insurance Operations

12	Life/Health Insurance Operations

16	Banking Operations

19	Asset Management Operations

23	Outlook

25	Consolidated Financial Statements for the First Quarter of 2006

30	Notes to the Consolidated Financial Statements

7.7% share price increase in the first quarter of 2006.

Allianz share price vs DJ EURO STOXX 50 and DJ EURO STOXX Insurance

January 1, 2005 – March 31, 2006

in €

Source:	Thomson Financial Datastream
Current	information on the development of the Allianz share price is available at www.allianz.com/stock.

Allianz Share Information

Share type:	Registered share with restricted transfer
Denomination:	No-par-value share
Stock exchanges:	All German stock exchanges, London, New York, Paris, Zurich
Security codes:	WKN 840 400
ISIN DE 000 840 400 5
Bloomberg:	ALV GY
Reuters:	ALVG.DE

Financial Calendar 2006/2007

Important dates for shareholders and analysts

August 11, 2006	Interim report first half of 2006
November 10, 2006	Interim report first three quarters of 2006
February 22, 2007	Financial press conference for the 2006 fiscal year
February 23, 2007	Analysts’ conference for the 2006 fiscal year
May 2, 2007	Annual General Meeting
May 11, 2007	Interim report first quarter of 2007
August 10, 2007	Interim report first half of 2007
November 14, 2007	Interim report first three quarters of 2007

As we cannot rule out changes to dates, we recommend that you check them at www.allianz.com/financialcalendar.

Allianz Group Selected Consolidated Financial Data

Through the implementation of various reporting changes effective January 1, 2006, and applied retrospectively, we aim to further improve transparency for the readers of our consolidated financial statements. Please see Note 2 to our consolidated financial statements for further information.

			March 31, 2006	December 31, 2005		Change %
Balance Sheet
Investments	€	mn	285,585	285,015		0.2
Loans and advances to banks and customers	€	mn	391,699	336,808		16.3
Total assets	€	mn	1,038,035	988,584		5.0
Liabilities to banks and customers	€	mn	355,253	310,316		14.5
Reserves for loss and loss adjustment expenses	€	mn	66,069	67,005		(1.4)
Reserves for insurance and investment contracts	€	mn	280,539	278,829		0.6
Shareholders’ equity	€	mn	41,301	39,487		4.6
Minority interests	€	mn	7,705	7,615		1.2

Three months ended March 31,			2006	2005		Change %
Income Statement
Total revenues1)	€	mn	29,641	28,262		4.9
Operating profit	€	mn	2,677	1,887		41.9
Income before incometaxes and minority interests in earnings	€	mn	3,031	2,255		34.4
Net income	€	mn	1,779	1,324		34.4

Returns
Return on shareholders’ equity after taxes2)%			4.4	4.2		0.2 pts

Segments Property-Casualty
Operating profit	€	mn	1,386	1,214		14.2
Loss ratio		%	66.2	66.1		0.1 pts
Expense ratio		%	28.5	27.9		0.6 pts
Combined ratio		%	94.7	94.0		0.7 pts
Life/Health
Operating profit	€	mn	723	517		39.8
Statutory expense ratio		%	8.3	7.0		1.3 pts
Banking (Dresdner Bank)
Operating profit	€	mn	529	209		153.1
Cost-income ratio		%	73.7	81.0		(7.3) pts
Loan loss provisions	€	mn	33	(100)		—
Coverage ratio at March 313)%			60.4	61.9		(1.5) pts
Asset Management (Allianz Global Investors)
Operating profit	€	mn	300	229		31.0
Cost-income ratio		%	59.2	58.7		0.5 pts
Third-party assets under management at March 31	€	bn	753	743[4]	)	1.3

Share Information
Basic earnings per share			€4.39	3.50		25.4
Diluted earnings per share			€4.32	3.48		24.1
Share price at March 31			€137.78	127.94[4]	)	7.7
Market capitalization at March 31	€	bn	55.9	51.9[4]	)	7.7

Allianz AG Ratings at March 31, 2006

	Standard & Poor’s		Moody’s	A.M. Best
Insurer financial strength	AA-		Aa3	A+
Outlook	Stable[1]	)	Stable	Stable
Counterparty credit	AA-		Not	aa-[2]	)
Outlook	Stable[1]	)	rated	Stable
Senior unsecured debt	AA-		Aa3	aa-
Outlook			Stable	Stable
Subordinated debt	A/A-[3]	)	A2	a+/a3)
Outlook			Stable	Stable
Commercial paper (short term) Outlook	A-1+		P-1 Stable	Not rated

1)	Outlook upgraded to “Positive” on April 20, 2006.
2)	Issuer credit rating.
3)	Ratings vary on the basis of maturity period and terms.

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz AG

Investor Relations

Koeniginstrasse 28

80802 Munich

Germany

Investor Line:	+49 1802 2554269
+49 1802 ALLIANZ
Fax:	+49 89 3800 3899
E-Mail:	investor.relations@allianz.com
Internet:	www.allianz.com/investor-relations

Other Reports

All Allianz Group published quarterly and annual financial reports are available for download at www.allianz.com/investor-relations. Alternatively, you can order printed copies of our reports.

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.
2)	Based on average shareholders’ equity. Average shareholders’ equity has been calculated based upon the average of the current and preceding end of period’s shareholders’ equity.
3)	Represents total loan loss allowances as a percentage of total non-performing loans and potential problem loans.
4)	At December 31, 2005.

Executive Summary

A very good start into 2006.

•	In 1Q 2006, we were able to successfully capitalize on our operational strengths, the positive capital market developments and the absence of major natural catastrophes.

•	Operating profit rose 41.9% to €2.7 billion, thus establishing a good basis to attain our challenging 2006 targets.

•	Property-Casualty maintained its strong profitability level with a combined ratio of 94.7%.

•	Life/Health operating profit hit €723 million, a 39.8% rise.

•	Banking operating profit more-than-doubled to €547 million.

•	Asset Management had €14 billion in net inflows and increased operating profit by 31.6% to €304 million.

Total Revenues[1)]
in € bn

+ 4.9%
(internal growth: 2.9%)
28.3
23.7
23.8
25.2
29.6
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
40
30
20
10
0

Net Income
in € mn

+ 34.4%
1,324
1,390
794
872
1,779
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2,000
1,500
1,000
500
0

Operating Profit
in € mn

+ 41.9%
1,887
2,346
1,864
1,906
2,677
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
3,500
2,750
2,000
1,250
500

Shareholders' Equity
in € mn

+ 4.6%
29,995
39,487
41,301
31 Dec 2004
31 Dec 2005
31 Mar 2006
45,000
30,000
15,000
0

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group’s Consolidated Results of Operations

Total Revenues1)

We experienced substantial growth in total revenues in our Life/Health, Banking and Asset Management segments, whereas total revenues from our Property-Casualty segment remained flat. Overall, our total revenues increased as planned by 4.9% to €29.6 billion. Internal growth amounted to 2.9%.

Property-Casualty With a clear – and successful – focus on profitability, we continue to allocate our resources with the purpose of balancing profit generation with volume accumulation and accepting only those risks which we believe will produce sufficient returns. Overall, our gross premiums written remained stable at €14.1 billion. On an internal growth basis, we experienced a slight decline of 1.0%.

Life/Health Our statutory premiums rose by 7.9% to €12.8 billion. Internal growth was 5.0%. We were successful in achieving increases in statutory premiums across all geographic regions, with particularly strong growth rates in Europe and Asia-Pacific.

Banking Operating revenues from our Banking segment experienced dynamic growth in the traditionally strong first quarter of the year, and increased by 15.3% to €1.9 billion. At Dresdner Bank, growth was even stronger at 16.1%. All revenue categories contributed to these developments.

Asset Management At March 31, 2006, third-party assets amounted to €753 billion, a €10 billion increase from December 31, 2005. Continued strong net inflows of €14 billion were offset by negative foreign currency impacts of a similar magnitude. Excluding foreign currency impacts, our third-party assets rose by €24 billion, or 3.2%, compared to December 31, 2005. Commensurate with this positive development, our operating revenues increased by 32.5% to €751 million, primarily reflecting higher net fee and commission income.

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues, and Asset Management segment’s operating revenues.

Operating Profit

Our consolidated operating profit grew by 41.9% to €2.7 billion, driven by strong improvements across all segments.

Property-Casualty We were successful in maintaining our strong profitability level and achieved an operating profit growth of 14.2% to €1.4 billion. Our combined ratio remains at a competitive level and, on a comparable basis, increased by 0.7 percentage points to 94.7%. This was driven by a 0.6 percentage point rise in our expense ratio to 28.5%, whereas our loss ratio remained relatively unchanged at 66.2% (1Q 2005: 66.1%), benefiting from improved risk management and the absence of significant losses from natural catastrophes.

Life/Health Our operating profit increased significantly by 39.8% to €723 million. The key factor in this development was the further margin improvement on our in-force business.

Banking We more-than-doubled our operating profit to €547 million, of which Dresdner Bank contributed €529 million. Driven by the strong increase in operating revenues and strict cost management, our Banking segment’s cost-income ratio improved significantly by 7.3 percentage points to 73.6% (Dresdner Bank: 7.3 percentage point improvement to 73.7%).

Asset Management Operating profit growth of 31.6% to €304 million reflected the strong increase in our operating revenues. Our Asset Management segment’s cost-income ratio of 59.5% remained nearly flat compared to 1Q 2005.

Non-Operating Items

Non-operating items contributed €354 million, slightly less than in 1Q 2005. We leveraged strong equity capital markets and generated in 1Q 2006 a disproportionate part of our capital gains target for 2006, although not at the prior year’s level. In aggregate, the impact from realized gains/losses (net) and impairments of investments (net) was €778 million. Approximately one-half of this development was offset by interest expense from external debt, acquisition-related expenses from our Asset Management segment and other non-operating items.

Net Income

Our net income grew significantly by 34.4% to €1.8 billion.

Income before income taxes and minority interests in earnings increased €776 million to 3.0 billion. Operating profit, with its growth of €790 million and reaching €2.7 billion, was the single main driver behind both the increase in, and magnitude of, income before income taxes and minority interests in earnings.

Largely as a result of our improved operating profit, our income taxes rose to €899 million, representing an effective income tax rate of 29.7% (1Q 2005: 26.0%). The increase in our effective income tax rate stemmed principally from the favorable taxation of a large gain in 1Q 2005 from the sale of the holding in Gecina S.A. at our Life/Health subsidiary AGF Vie, which was not repeated in 1Q 2006. Minority interests in earnings remained rather stable at €353 million, primarily due to significantly higher earnings at RAS in Italy, which more than compensated for the reduced shareholdings of third parties following the buy-out of minorities in late 2005.

The following graph sets forth our basic and diluted earnings per share for 1Q 2006 and 1Q 2005.

1)	See Note 35 to our consolidated financial statements for further details regarding the dilutive effect of certain outstanding securities.

The following table summarizes the total revenues and operating profit for each of our segments for the three months ended March 31, 2006 and 2005, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation Adjustments		Allianz Group
Three months ended March 31,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Total revenues1)	14,149	14,143	12,822	11,880	1,948	1,689	751	567	—	—	(29)	(17)	29,641	28,262

Operating profit	1,386	1,214	723	517	547	229	304	231	(180)	(267)	(103)	(37)	2,677	1,887
Non-operating items	428	516	158	88	392	450	(136)	(164)	(211)	(123)	(277)	(399)	354	368

Income before income taxes and minority interests in earnings	1,814	1,730	881	605	939	679	168	67	(391)	(390)	(380)	(436)	3,031	2,255

Income taxes	(524)	(543)	(219)	(104)	(245)	(74)	(65)	(24)	154	153	—	7	(899)	(585)
Minority interests in earnings	(190)	(191)	(128)	(122)	(28)	(26)	(13)	(13)	(2)	(1)	8	7	(353)	(346)

Net income	1,100	996	534	379	666	579	90	30	(239)	(238)	(372)	(422)	1,779	1,324

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues, and Asset Management segment’s operating revenues.

Allianz Group’s Invested Assets and Total Equity

Total Equity

In 1Q 2006, we continued to succeed in strengthening our capital base on a sustainable basis.

Compared to December 31, 2005, our total equity increased by 4.0% to €49.0 billion at March 31, 2006. The increase in shareholders’ equity was even stronger at 4.6% to €41.3 billion, whereas minority interests remained relatively flat at €7.7 billion.

The growth in shareholders’ equity was driven predominantly by our strong net income in 1Q 2006 and, to a lesser degree, increased unrealized gains on investments due to favorable equity market conditions. Partially offsetting these positive developments were higher negative foreign currency translation adjustments from a weaker U.S. Dollar compared to the Euro at March 31, 2006 as compared to December 31, 2005.

The following graph sets forth the development of our shareholders’ equity in 1Q 2006.

1)	Consists of the following developments (in € mn): foreign currency translation adjustments (335); changes in the consolidated subsidiaries of the Allianz Group 12; treasury shares 255; net income 1,779; miscellaneous (259).

Invested Assets

In the following, we present the breakdown of invested assets owned and managed by our Property-Casualty, Life/Health and Banking segments by category and instruments.

Invested Assets – Property-Casualty: Allocation by Category and Instruments at March 31, 2006

1)	Held-to-maturity investments and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.
2)	Includes debt securities at €3.2 bn and equity securities at €0.4 bn.
3)	Includes associates and joint ventures at €0.5 bn, but does not include affiliates at €9.1 bn.
4)	Includes held-to-maturity investments at €0.6 bn.

Invested Assets – Life/Health: Allocation by Category and Instruments at March 31, 2006

1)	Held-to-maturity investments and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.
2)	Includes debt securities at €6.6 bn, equity securities at €2.6 bn and derivative financial instruments at €(3.1) bn.
3)	Includes associates and joint ventures at €1.0 bn, but does not include affiliates at €3.5 bn.
4)	Includes held-to-maturity investments at €4.0 bn.

Invested Assets – Banking: Trading Portfolio Allocation at March 31, 2006

Corporate

Our Corporate segment is comprised of all holding activities which are exercised on behalf of the Allianz Group as a whole.

Operating revenues increased by 17.4% to €331 million, largely driven by fee and commission income stemming from Four Seasons Health Care Ltd. Mainly attributable to a significant decline in other operating expenses, specifically investment expenses, operating profit improved to a loss of €180 million. Investment expenses benefited from substantially lower foreign currency losses, resulting from a stronger U.S. Dollar in 1Q 2006.

Three months ended March 31,	2006	2005
	€mn	€mn
Operating revenues	299	258
Interest expense, excluding interest expense from external debt1)	(173)	(173)
Acquisition and administrative expenses (net)	(156)	(121)
Other operating expenses	(150)	(231)

Operating expenses	(479)	(525)

Operating profit	(180)	(267)

Income from financial assets and liabilitiesheld for trading (net)	(96)	(4)
Realized gains/losses (net)	70	106
Impairments of investments (net)	13	(32)
Interest expense from external debt1)	(198)	(193)

Non-operating items	(211)	(123)

Income before income taxes and minority interests in earnings	(391)	(390)

1)	The total of these items equals interest expense in the segment income statement.

Events After the Balance Sheet Date

See Note 39 to our consolidated financial statements.

Property-Casualty Insurance Operations

Strong operating profit growth at 14.2%.

•	Putting profitability first, we maintained our gross premiums written at €14.1 billion.

•	Our combined ratio remained at a competitive level at 94.7%, increasing 0.7 percentage points.

•	Our operating profit rose to €1.4 billion.

•	Net income grew by 10.4% to €1.1 billion, founded on our robust operating profitability.

Earnings Summary

1)	After elimination of transactions between Allianz Group companies in different geographic regions.

1)	Before elimination of transactions between Allianz Group companies in different geographic regions.
2)	Comprise “Other Europe”.

Gross Premiums Written

With a clear – and successful – focus on profitability, we continue to allocate our resources with the purpose of balancing profit generation with volume accumulation and accepting only those risks which we believe will produce sufficient returns. In summary, our gross premiums written remained stable at €14,149 million and comparable to 1Q 2005. Based on internal growth, gross premiums written declined slightly by 1.0%.

Growth varied considerably across different markets in which we are active. Positive developments were primarily experienced by our operations in the United States, Australia and Spain with additional gross premiums written of €72 million (7.7%), €28 million (9.2%) and €26 million (4.1%), respectively. In the United States, our operations benefited from a stronger U.S. Dollar in 1Q 2006. The positive trend in Australia, where the growth of gross premiums written was well above the market average1), occurred primarily in our financial

1)	Source: Own calculations and estimates.

institutions/direct line of business, where sales significantly increased after strengthened marketing and sales activities. All lines of business contributed to the increase of gross premiums written in Spain.

These increases were offset by decreased gross premiums written primarily in Germany and the United Kingdom where gross premiums written declined by €101 million (2.0%) and €53 million (8.4%), respectively.

In Germany, our largest market, we remained committed to our focus on profitability and not volume. Gross written premiums declined mainly due to lower average premiums in our motor business following the introduction of the new “scoring tariff” as well as higher “no claims bonuses”. Additionally, softer market conditions in the commercial property business also proved challenging, leading to a decline in gross written premiums. In the United Kingdom, the decline was related to lower premiums written in our personal and commercial lines, as we continued our cycle management efforts, through which we endeavor to balance volume and margin criteria.

Operating Profit

Our operating profit increased by 14.2% to €1,386 million. The top five contributing operating entities included Sachgruppe Deutschland (or “SGD”) in Germany at €321 million, Fireman’s Fund in the United States at €199 million, AGF in France at €127 million, RAS in Italy at €80 million and Allianz Cornhill in the United Kingdom at €60 million, which represent nearly all of our primary insurance markets. The strongest improvements occurred at AGR/AMA (€108 million), our newly formed unit which combines the activities of Allianz Global Risks Re, Allianz Marine & Aviation and our German corporate customer business, as well as in France (€73 million) and the United States (€52 million).

Claims and insurance benefits incurred (net) increased by 2.4% to €6,182 million, due largely to a €137 million net increase in claims in 1Q 2006 on an accident year basis, while run-off related to prior periods remained relatively unchanged with a benefit of €181 million. As claims and insurance benefits incurred (net) increased relatively at the same rate as premiums earned (net), our loss ratio remained nearly unchanged at 66.2% (1Q 2005: 66.1%), benefiting from our improved risk management and the absence of significant claims from natural catastrophes.

Acquisition and administrative expenses (net) increased by 4.4% to €2,663 million. Thereof, acquisition costs increased by 7.1% to €1,507 million, largely due to higher commission payments. Administrative expenses increased slightly by 1.0% to €1,156 million. As a result of these effects, despite the increase in our premiums earned (net), our expense ratio rose by 0.6 percentage points to 28.5% (1Q 2005: 27.9%).

Driven largely by the rise in our expense ratio, our combined ratio was 94.7%, 0.7 percentage points higher than the prior year period, but continues to remain at a competitive level.

Interest and similar income increased by 6.3% to €922 million, reflecting primarily increased interest income at our operations in the United States and AGR/AMA, largely as a result of higher income from debt securities.

Non-Operating Items

Our non-operating items declined 17.1% to €428 million. This development was primarily attributable to a 16.4% decline in realized gains/losses (net), excluding realized gains/losses (net) on participating policies to €439 million largely as a result of large gains from the sale of MAN AG and Gecina S.A. in 1Q 2005.

Net Income

Net income increased by 10.4% to €1,100 million, driven by our robust operating profitability and an €88 million decline in our non-operating items.

Income taxes amounted to €524 million, resulting in an effective tax rate of 28.9% (2005: 31.4%).

Minority interests in earnings remained relatively stable at €190 million as the result of significantly higher earnings at RAS in Italy, which more than compensated for the reduced shareholdings of third parties following the buy-out of minorities in late 2005.

The following table sets forth our Property-Casualty insurance segment’s income statement and key operating ratios for the three months ended March 31, 2006 and 2005.

Three months ended March 31,	2006	2005
	€mn	€mn
Gross premiums written1)	14,149	14,143
Ceded premiums written	(1,712)	(1,698)
Change in unearned premiums	(3,096)	(3,305)

Premiums earned (net)	9,341	9,140
Interest and similar income	922	867
Income from financial assets and liabilities designated at fair value through income (net)2)	36	21
Realized gains/losses (net) on participating policies3)	25	14
Fee and commission income	252	216
Other income	14	4

Operating revenues	10,590	10,262

Claims and insurance benefits incurred (net)	(6,182)	(6,040)
Changes in reserves for insurance and investment contracts (net)	(72)	(123)
Interest expense	(63)	(80)
Loan loss provisions	(1)	—
Impairments of investments (net) on participating policies4)	(4)	(2)
Investment expenses	(48)	(93)
Acquisition and administrative expenses (net)	(2,663)	(2,552)
Fee and commission expenses	(170)	(157)
Other expenses	(1)	(1)

Operating expenses	(9,204)	(9,048)

Operating profit	1,386	1,214

Income from financial assets and liabilities held for trading (net)2)	4	5
Realized gains/losses (net), excluding realized gains/losses (net) on participating policies3)	439	525
Impairments of investments (net), excluding impairments of investments (net) on participating policies4)	(9)	(5)
Amortization of intangible assets	(4)	(5)
Restructuring charges	(2)	(4)

Non-operating items	428	516

Income before income taxes and minority interests in earnings	1,814	1,730

Income taxes	(524)	(543)
Minority interests in earnings	(190)	(191)

Net income	1,100	996

Loss ratio5) in %	66.2	66.1
Expense ratio6) in %	28.5	27.9

Combined ratio7) in %	94.7	94.0

1)	For the Property-Casualty segment, total revenues are measured based upon gross written premiums.
2)	The total of these items equals Income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals Realized gains/losses (net) in the segment income statement.
4)	The total of these items equals Impairments of Investments (net) in the segment income statement.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Property-Casualty Operations by Geographic Region

The following table sets forth our property-casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region. Consistent with our general practice, gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written		Premiums earned (net)		Combined ratio				Loss ratio				Expense ratio				Operating Profit
	€mn		€mn		%				%				%				€mn
Three months ended March 31,	2006	2005	2006	2005	2006		2005		2006		2005		2006		2005		2006	2005
Germany1)	4,853	4,954	2,412	2,440	92.7		89.9		59.6		60.2		33.1		29.7		369	408
France	1,713	1,695	1,114	1,103	101.0		104.7		74.3		77.3		26.7		27.4		78	5
Italy	1,247	1,242	1,205	1,189	96.8		98.2		72.9		71.6		23.9		26.6		108	115
United Kingdom	579	632	457	480	99.0		96.0		67.9		65.1		31.1		30.9		56	67
Switzerland	958	993	436	425	96.3		95.1		70.2		67.9		26.1		27.2		63	37
Spain	657	631	395	364	91.4		92.8		72.7		74.0		18.7		18.8		58	49

Other Europe, thereof:	1,655	1,649	1,040	1,017	95.2		91.8		67.3		63.9		27.9		27.9		136	166
Netherlands	318	310	198	200	93.4		93.7		59.5		63.1		33.9		30.6		27	27
Austria	357	359	192	189	109.8		98.1		86.4		73.2		23.4		24.9		(6)	21
Ireland	198	215	153	161	91.8		90.4		67.7		68.2		24.1		22.2		27	30
Belgium	121	118	74	71	101.7		103.1		65.4		65.9		36.3		37.2		9	8
Portugal	84	88	66	70	87.3		88.9		65.5		65.6		21.8		23.3		11	10
Greece	19	19	11	11	95.1		85.6		65.6		54.4		29.5		31.2		1	2

Western and Southern Europe	1,097	1,109	694	702	98.0		94.5		70.2		67.4		27.8		27.1		74[4] )	97[4]	)

Hungary	192	185	127	132	91.9		88.9		64.6		62.0		27.3		26.9		27	31
Slovakia	93	123	62	62	80.2		74.8		46.9		35.0		33.3		39.8		17	20
Czech Republic	81	75	43	37	90.1		92.7		67.3		72.9		22.8		19.8		5	5
Poland	72	61	47	36	96.4		89.4		65.5		56.2		30.9		33.2		3	5
Romania	71	54	36	28	89.6		89.8		71.4		64.8		18.2		25.0		3	3
Bulgaria	20	20	17	8	80.3		116.1		49.8		54.5		30.5		61.6		5	3
Croatia	22	17	13	11	96.5		94.7		65.7		59.9		30.8		34.8		1	1
Russia	7	5	1	1	60.3		37.1		28.2		0.9		32.1		36.2		1	1

Central and Eastern Europe	558	540	346	315	89.6		86.0		61.6		56.2		28.0		29.8		62	69

NAFTA, thereof:	1,202	1,105	925	842	89.8		90.7		60.2		61.0		29.6		29.7		221	165
United States	1,002	930	886	816	90.5		91.7		60.1		61.4		30.4		30.3		199	147
Allianz Global Risks US	149	146	14	7	52.4		108.7		42.6		83.6		9.8		25.1		19	15
Mexico	51	29	25	19	108.8		62.0		84.0		36.6		24.8		25.4		3	3

Asia-Pacific, thereof:	418	381	339	309	101.8		98.4		75.5		72.8		26.3		25.6		40	50
Australia	334	306	300	277	102.5		98.6		77.6		74.6		24.9		24.0		38	48
Other	84	75	39	32	94.9		93.8		59.0		56.3		35.9		37.5		2	2

South America	226	153	152	106	101.4		98.5		75.4		73.2		26.0		25.3		41	50

Other	41	39	12	16	— [2]	)	— [2]	)	— [2]	)	— [2]	)	— [2]	)	— [2]	)	1	1

Specialty Lines
Credit Insurance	468	473	260	242	81.1		70.5		53.9		46.3		27.2		24.2		95	96
AGR/AMA1)	906	952	375	404	85.0		96.7		63.4		72.1		21.6		24.6		127	19
Travel Insurance and Assistance Services	266	253	231	213	101.5		95.8		61.8		63.1		39.7		32.7		22	20

Subtotal	15,189	15,152	9,353	9,150	—		—		—		—		—		—		1,415	1,248

Consolidation adjustments3)	(1,040)	(1,009)	(12)	(10)	—		—		—		—		—		—		(29)	(34)

Total	14,149	14,143	9,341	9,140	94.7		94.0		66.2		66.1		28.5		27.9		1,386	1,214

1)	With effect from 1Q 2006, we have combined the activities of the former Allianz Global Risk Re and Allianz Marine & Aviation, as well as the corporate customer business of Sachgruppe Deutschland, which was formerly included within “Germany”. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods. Gross premiums written are presented before consolidation within AGR/AMA.
2)	Presentation not meaningful.
3)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
4)	Contains run-off of a former operating entity located in Luxembourg of €5 mn in 2006 and €(1) mn in 2005.

Life/Health Insurance Operations

Very strong operating profit growth of 39.8%.

•	Overall 7.9% increase in statutory premiums to €12.8 billion, driven by France and South Korea.

•	Operating profit reached €723 million, reflecting further margin increases on in-force business.

•	Net income rose 40.9% to €534 million.

Earnings Summary

1)	After elimination of transactions between Allianz Group companies in different geographic regions.

1)	Before elimination of transactions between Allianz Group companies in different geographic regions.
2)	Comprise “Other Europe”.

Statutory Premiums

Our statutory premiums rose by 7.9% to €12,822 million, with particularly strong growth in France at €252 million (20.9%) and South Korea at €222 million (63.4%). Based on internal growth, our statutory premiums increased by 5.0%.

At Germany Life, statutory premiums remained relatively unchanged at €3,128 million, despite a prior year period that had seen a strong increase in statutory premiums from the carryover effect of contracts executed in late 2004 following the introduction of legislation, which reduced the favorable tax treatment of life insurance contracts with effect from January 1, 2005. In the United States, statutory premiums increased 1.7% to €2,772 million compared to a strong 1Q 2005, aided by a comparably stronger U.S. Dollar.

In France, dynamic statutory premiums growth of 20.9% to €1,460 million at AGF was well above plan. This success was driven by strong sales of individual life insurance policies, a development caused by favorable tax changes, which took effect in January 2006. Allianz Life Insurance Korea Ltd., Seoul (or “Allianz Life Korea”), with a growth in statutory premiums of 63.4% to €572 million, again enjoyed successful sales from variable life products, thus continuing the sales momentum experienced throughout 2005.

Conversely, in Italy, statutory premiums fell by 3.3% to €2,268 million due to lower production from our banking joint-venture.

Operating Profit

Our operating profit increased significantly by 39.8% to €723 million. Further margin increases on our in-force business were a key factor in this development.

The top five contributing operating entities were Allianz Lebensversicherungs-AG (or “Allianz Leben”) within Germany Life at €133 million, AGF Vie in France at €124 million, Allianz Life of North America (or “Allianz Life”) at €121 million, our German Health subsidiary Allianz Private Krankenversicherungs-AG (or “APKV”) at €53 million and Allianz Life Korea at €25 million. The strongest improvements occurred at our operations in the United States, France and Italy, with increases of €85 million, €55 million and €38 million, respectively.

Interest and similar income developed favorably with an increase of 8.4% to €3,047 million, driven by both increased investment yields and an increased investment base as the result of positive business developments producing significant cash inflows from policyholders in recent years.

Realized gains/losses (net), excluding strategic investments declined 19.3% to €1,103 million. This was primarily the result of decreased realizations at our German Life operating entities, where net realized gains/losses declined by €258 million, largely as a result of the gain from the sale of MAN AG in 1Q 2005. Additionally, the decline was driven by lower net realized gains/losses of €41 million at AGF, also owing to the fact that 1Q 2005 had encompassed a significant gain on the sale of Gecina S.A.

Changes in reserves for insurance and investment contracts (net) declined 15.7% to €2,648 million. This decrease was attributable primarily to our German life operating entities, as a result of lower capital gains, higher acquisition related expenses, triggered by a “true-up” for deferred acquisition costs, and lower interest expenses for reduced reinsurance.

Acquisition and administrative expenses (net) increased markedly by 28.8% to €1,042 million, driven by a €241 million increase in acquisition expenses. This development was mainly attributable to Germany Life, in the context of the aforementioned “true-up”, and to a lesser extent to increased acquisition expenses at Allianz Life, AGF and RAS.

Our statutory expense ratio increased by 1.3 percentage points to 8.3% (1Q 2005: 7.0%), resulting largely from the aforementioned developments within acquisition and administrative expenses (net). Through the effects of the “true-up”, the statutory expense ratio of our German Life operating entities rose by 3.7 percentage points to 8.7%. Excluding the “true-up” effects in 1Q 2006 and 1Q 2005, our Germany Life statutory expense ratio would have improved by 2.1 percentage points, from 9.2% to 7.1%.

Non-Operating Items

Our non-operating items increased by €70 million to €158 million. This development was primarily related to an increase in realized gains/losses (net) from strategic investments, which is attributable to shareholders, of €68 million to €159 million, driven by Allianz Life in the United States, where we recorded an increase of €50 million stemming from gains from the sale of equity securities and an intra-Allianz Group sale of a participation in a sales company.

Net Income

Driven by strong operating profitability, our net income grew significantly by €40.9% to €534 million.

Income taxes more-than-doubled to €219 million. In addition to the significant growth in operating profit in 1Q 2006, income taxes in 1Q 2005 included the favorable tax treatment of a large gain from the sale of the holding in Gecina S.A. at AGF, which was not repeated in 1Q 2006. Hence, our effective tax rate increased to 24.9% from 17.2%.

Minority interests in earnings increased slightly to €128 million, as the result of significantly higher earnings at RAS in Italy, which more than compensated for the reduced shareholdings of third parties following the buy-out of minorities in late 2005.

The following table sets forth our Life/Health insurance segment’s income statement and key operating ratio for the three months ended March 31, 2006 and 2005.

Three months ended March 31,	2006	2005
	€mn	€mn
Statutory premiums1)	12,822	11,880
Ceded premiums written	(196)	(231)
Change in unearned premiums	(58)	(29)

Statutory premiums (net)	12,568	11,620
Deposits from SFAS 97 insurance and investment contracts	(7,472)	(6,453)

Premiums earned (net)	5,096	5,167
Interest and similar income	3,047	2,812
Income from financial assets and liabilities carried at fair value through income (net)	31	23
Realized gains/losses (net), excluding strategic investments2)	1,103	1,367
Fee and commission income	129	92
Other income	6	9

Operating revenues	9,412	9,470

Claims and insurance benefits incurred (net)	(4,693)	(4,722)
Changes in reserves for insurance and investment contracts (net)	(2,648)	(3,143)
Interest expense	(64)	(104)
Loan loss provisions	—	(1)
Impairments of investments (net), excluding strategic investments	(35)	(22)
Investment expenses	(157)	(122)
Acquisition and administrative expenses (net)	(1,042)	(809)
Fee and commission expenses	(50)	(30)

Operating expenses	(8,689)	(8,953)

Operating profit	723	517

Realized gains/losses (net) from strategic investments2)	159	91
Amortization of intangible assets	(1)	(3)

Non-operating items	158	88

Income before income taxes and minority interests in earnings	881	605

Income taxes	(219)	(104)
Minority interests in earnings	(128)	(122)

Net income	534	379

Statutory expense ratio3) in %	8.3	7.0

1)	For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	The total of these items equals Realized gains/losses (net) in the segment income statement.
3)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Life/Health Operations by Geographic Region

The following table sets forth our life/health statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region. Consistent with our general practice, statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio		Operating Profit
	€ mn		€ mn		%		€ mn
Three months ended March 31,	2006	2005	2006	2005	2006	2005	2006	2005
Germany Life	3,128	3,117	2,581	2,699	8.7	5.0	133	156
Germany Health2)	770	756	770	756	7.1	9.5	53	45
Italy	2,268	2,345	242	256	5.8	5.0	94	56
France	1,460	1,208	373	392	14.1	15.0	174	119
Switzerland	519	488	209	196	5.5	5.8	15	12
Spain	142	136	100	117	8.4	7.8	21	16

Other Europe, thereof:	740	500	321	304	11.7	16.4	65	41
Netherlands	124	102	38	34	12.3	13.8	10	7
Austria	102	91	68	63	9.6	6.7	13	8
Belgium	179	152	75	87	8.0	14.4	16	14
Portugal	19	20	17	17	13.7	22.7	7	4
Luxembourg	10	9	7	6	17.4	21.0	1	1
Greece	26	23	15	13	24.2	23.1	2	(1)

Western and Southern Europe	460	397	220	220	10.7	14.0	49	33

Hungary	23	20	19	18	26.7	26.1	4	3
Slovakia	43	36	32	32	19.7	17.7	6	2
Czech Republic	18	13	14	10	22.6	25.4	2	1
Poland	169	17	19	12	7.4	41.8	2	1
Romania	10	3	2	1	31.3	45.1	—	(1)
Bulgaria	5	4	5	4	14.5	11.7	1	1
Croatia	10	10	8	7	26.0	21.2	1	1
Russia	2	—	2	—	39.2	—	—	—

Central and Eastern Europe	280	103	101	84	13.4	25.3	16	8

United States	2,772	2,725	88	113	5.7	3.1	121	36

Asia-Pacific, thereof:	929	516	302	290	8.7	17.0	31	11
South Korea	572	350	255	245	11.0	20.4	25	5
Taiwan	299	126	14	20	1.1	5.3	4	7
Malaysia	22	19	19	15	17.8	16.6	2	—
Indonesia	15	17	9	7	34.7	21.7	—	—
Other	21	4	4	3	18.1	59.2	—	(1)

South America	46	32	13	7	10.9	13.2	—	—

Other4)	113	64	98	37	34.0	17.0	61	27

Subtotal	12,887	11,887	5,097	5,167	—	—	768	519

Consolidation adjustments3)	(65)	(7)	(1)	—	—	—	(45)	(2)

Total	12,822	11,880	5,096	5,167	8.3	7.0	723	517

1)	Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Loss ratios were 75.7% and 74.9%, for the three months ended March 31, 2006 and 2005, respectively.
3)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
4)	Contains, among others, the life/health business assumed by Allianz AG, which was previously reported under “Germany” in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.

Banking Operations

Strong first quarter.

•	Operating revenues rose 15.3% to €1.9 billion.

•	Operating profit more-than-doubled to €547 million.

•	Cost-income ratio strengthened by 7.3 percentage points – both of Dresdner Bank’s operating divisions contributed strongly.

Earnings Summary

The €547 million operating profit of our Banking segment is almost exclusively represented by Dresdner Bank, accounting for 96.7% of our total Banking segment’s operating revenues and operating profit in 1Q 2006 (1Q 2005: 96.1% and 91.3%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

Operating Revenues

Operating revenues experienced increases across all categories producing an aggregate increase of 16.1% to €1,884 million. This positive development, which benefited from a favorable market environment in the first quarter, was primarily driven by a significant increase in net fee and commission income to €793 million. Within the Private & Business Clients (or “PBC”) division, there was a strong increase in the securities business, especially from equities, investment funds and certificates. Additionally, within the Corporate & Investment Banking (or “CIB”) division, revenues from corporate finance and advisory services more-than-doubled. As a result of substantial increases in equity and foreign currency trading, considerable growth occurred in income from financial assets and liabilities carried at fair value through income (net), reaching €487 million. Additionally, and largely attributable to a much lower negative impact from the accounting for derivative financial instruments which do not qualify for hedge accounting, as well as increased revenues from our structured finance activities, net interest income grew to €578 million.

Operating Profit

Operating profit more-than-doubled to €529 million – both PBC and CIB contributed to this positive development, which was primarily due to the strengthening of the said divisions’ operating revenues. An additional factor, albeit to a lesser degree, was a net release of loan loss provisions of €33 million. While gross releases and recoveries continued to decrease, the decline in gross new additions to specific loan loss allowances was again even stronger. This resulted from the improved credit quality within our private and corporate customer portfolios, due to improved credit processes. An additional factor influencing this development was the decline in the number of individuals filing for bankruptcy in Germany in 1Q 2006.1) Our coverage ratio remained relatively stable at 60.4% at March 31, 2006 (March 31, 2005: 61.9%).

While our operating revenues within our PBC and CIB divisions increased 11.6% and 28.8%, respectively, our administrative expenses only rose by 5.3%. Specifically, personnel expenses increased by 10.0% to €891 million reflecting higher performance-related payments in our CIB division, offset in part by a slight decline in non-personnel expenses by 2.2% to €490 million. As a consequence of the strong operating revenue development, Dresdner Bank’s cost-income ratio improved significantly to 73.7% (1Q 2005: 81.0%).

1)	Source: Own calculations and estimates.

Non-Operating Items

Our non-operating items declined by 12.9% to €392 million due to lower realized gains/losses (net) of €414 million (1Q 2005: €492 million). Realized gains/losses (net) in 1Q 2006 included a tax-exempt gain of €282 million from the sale of Dresdner Bank’s remaining 2.3 % shareholdings in Munich Re to Allianz AG as well as a significant gain from the disposal of our remaining participation in Eurohypo AG.

Net Income

Founded on the favorable developments within operating profit, net income improved by 15.2% to €658 million.

Due primarily to increased operating profit, income taxes rose significantly to €238 million with an effective tax rate of 25.8% (1Q 2005: 10.3%). In 1Q 2005, a similar tax-exempt gain from the sale of Munich Re shares was realized, which had a larger impact on the 1Q 2005 effective tax rate due to a lower income before taxes and minority interests in earnings.

The following table sets forth the income statements and cost-income ratios for both our Banking segment as a whole and Dresdner Bank’s contribution to 1Q 2006 and 1Q 2005.

Three months ended March 31,	2006		2005
	Banking Segment	Dresdner Bank	Banking Segment	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn
Net interest income1)	601	578	549	531
Net fee and commission income2)	832	793	702	666
Income from financial assets and liabilities carried at fair value through income (net)	490	487	438	426
Other income	25	26	—	—

Operating revenues3)	1,948	1,884	1,689	1,623

Administrative expenses	(1,428)	(1,381)	(1,366)	(1,311)
Investment expenses	(6)	(7)	(7)	(10)
Other expenses	—	—	6	7

Operating expenses	(1,434)	(1,388)	(1,367)	(1,314)

Loan loss provisions	33	33	(93)	(100)

Operating profit	547	529	229	209

Realized gains/losses (net)	414	414	492	492
Impairments of investments (net)	(20)	(20)	(42)	(42)
Restructuring charges	(2)	(2)	—	—

Non-operating items	392	392	450	450

Income before income taxes and minority interests in earnings	939	921	679	659

Income taxes	(245)	(238)	(74)	(68)
Minority interests in earnings	(28)	(25)	(26)	(20)

Net income	666	658	579	571

Cost-income ratio4) in %	73.6	73.7	80.9	81.0

1)	Represents interest and similar income less interest expense.
2)	Represents fee and commission income less fee and commission expense.
3)	For the Banking segment, total revenues are measured based upon operating revenues.
4)	Represents operating expenses divided by operating revenues.

Banking Operations by Division

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by division. Consistent with our general practice, operating revenues, operating profit and cost-income ratio by division are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

Three months ended March 31,	2006				2005
	Operating revenues	Operating profit	Cost-income ratio		Operating revenues	Operating profit	Cost-income ratio
	€mn	€mn	%		€mn	€mn	%
Private & Business Clients1)	892	270	68.4		799	142	76.3
Corporate & Investment Banking1)	967	263	76.3		751	107	80.3
Corporate Other2)	25	(4)	— [3]	)	73	(40)	— [3]	)

Dresdner Bank	1,884	529	73.7		1,623	209	81.0

Other Banks4)	64	18	71.9		66	20	80.3

Total	1,948	547	73.6		1,689	229	80.9

1)	Effective 1Q 2006, we have reorganized our banking business within Dresdner Bank. Our newly formed Private & Business Clients division combines all banking activities formerly provided by the Personal Banking and Private & Business Banking divisions. Additionally, our Corporate Banking and Dresdner Kleinwort Wasserstein (or “DrKW”) divisions have been combined within a single organizational unit, Corporate & Investment Banking.
2)	The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting for derivative financial instruments which do not qualify for hedge accounting, provisioning requirements for country and general risks, as well as realized gains and losses from Dresdner Bank’s non-strategic investment portfolio. In 1Q 2006, the impact from the accounting for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to a charge of €23 mn (1Q 2005: charge of €20 mn). With effect from 1Q 2006, the majority of expenses for support functions and central projects previously included within Corporate Other have been allocated to the operating divisions. Additionally, the non-strategic Institutional Restructuring Unit (or “IRU”) was closed down effective September 30, 2005 having successfully completed its mandate to free-up risk capital through the reduction of risk-weighted assets. Furthermore, effective in 1Q 2006, and as a result of Dresdner Bank restructuring its divisions, the IRU’s 2005 results of operation were reclassified into Corporate Other. Prior year balances have been adjusted to reflect these reclassifications and allows for comparability across periods.
3)	Presentation not meaningful.
4)	Consists of non-Dresdner Bank banking operations within our Banking segment.

Asset Management Operations

Net inflows of €14 billion.

•	Compared to December 31, 2005, our third-party assets rose by 3.2%, excluding foreign currency impacts—hence, we are well on track to achieve our growth target for 2006.

•	Growth above 30% in both operating revenues and operating profit.

•	Net income tripled versus 1Q 2005, reaching €90 million.

Third-Party Assets Under Management

In 1Q 2006, net inflows to third-party assets under management amounted to €14 billion. Market-related appreciation was €10 billion, primarily attributable to favorable equity capital markets and, to a lesser extent, bond capital markets worldwide. Hence, at March 31, 2006, and excluding foreign currency impacts, third-party assets were €24 billion, or 3.2%, higher compared to December 31, 2005. These achievements further strengthened our position as one of the world’s largest asset managers, based on total assets under management.1) A major success factor has been our competitive performance, as the overwhelming majority of the third-party assets we manage continued to outperform in 1Q 2006. Negative effects of €14 billion from exchange rate movements partly offset the growth in third-party assets, resulting primarily from the weaker U.S. Dollar versus the Euro at March 31, 2006, as compared to December 31, 2005.

Our major developments in 1Q 2006 included:

United States

•	Allianz/PIMCO Funds were named “Best Mutual Fund Family of 2005” in the annual Lipper/Barron’s Fund Families Survey.

•	Particularly strong net inflows of approximately €3 billion at our equity fund manager NFJ Investment Group.

Germany

•	Allianz Global Investors (or “AGI”) ranked first among German asset management companies, based on net inflows in retail equity products.2)

•	Feri Rating & Research gave Deutscher Investment-Trust (or “dit”) a five star rating as a top asset management company 2005.

1)	Source: Own internal analysis and estimates.
2)	Source: Bundesverband Investment und Asset Management (or “BVI”), an association representing the German investment fund industry.

We operate our third-party asset management business primarily through AGI. At March 31, 2006, AGI managed approximately 94.7% (December 31, 2005: 95.2%) of our third-party assets. The remaining assets are managed by Dresdner Bank (approximately 2.7% and 2.3% at March 31, 2006 and December 31, 2005, respectively) and other Allianz Group companies (approximately 2.6% and 2.5% at March 31, 2006 and December 31, 2005, respectively).

The following graphs present the third-party assets managed by the Allianz Group by geographic region, investment category and investor class at March 31, 2006 and December 31, 2005, respectively.

Third-party Assets Under Management – Fair Values by Geographic Region1)

1)	Based on the origination of the assets.
2)	Consists of third-party assets managed by Dresdner Bank (approximately €20 bn and €17 bn at March 31, 2006 and December 31, 2005, respectively) and by other Allianz Group companies (approximately €20 bn and €19 bn at March 31, 2006 and December 31, 2005, respectively).

Third-party Assets Under Management – Fair Values by Investment Category

in € bn

1)	Includes primarily investments in real estate.

Third-party Assets Under Management – Fair Values by Investor Class

in € bn

Earnings Summary

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 97.9% and 98.7% of our total Asset Management segment’s operating revenues and operating profit, respectively, for 1Q 2006 (1Q 2005: 97.9% and 99.1%). Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Operating Revenues

Our operating revenues increased by 32.4% to €735 million, primarily reflecting the strong growth of our third-party assets since March 31, 2005.

Net fee and commission income improved by 28.7% to €704 million, as AGI’s third-party assets at March 31, 2006 were €129 billion higher compared to March 31, 2005. The following table sets forth the composition of AGI’s net fee and commission income.

Three months ended March 31,	2006	2005
	€mn	€mn
Fee and commission income, thereof:	1,015	792
Management fees	829	647
Loading and exit fees	91	77
Performance fees	16	9
Other	79	59
Fee and commission expenses, thereof:	(311)	(245)
Commissions	(226)	(187)
Other	(85)	(58)

Net fee and commission income	704	547

Income from financial assets and liabilities carried at fair value through income (net) increased by €13 million to €14 million, predominantly due to mark to market valuation of seed money in the United States.

Operating Profit

Operating profit increased significantly by 31.0% to €300 million, primarily resulting from the growth in our operating revenues. Operating profit development was particularly strong in the United States.

Operating expenses grew by 33.4% to €435 million. Thereof, personnel expenses rose to €285 million, an increase of 27.6%, due largely to increased performance-related compensation in the United States as a result of our strong business developments. Further, non-personnel expenses increased to €150 million, due to, among other factors, the growth of third-party assets.

As a result, our cost-income ratio increased moderately by 0.5 percentage points to 59.2%.

Operating Profit – Allianz Global Investors

in € mn

Non-Operating Items

Acquisition-related expenses remained flat at €138 million. Thereof, €136 million was due to the deferred purchases of interests in PIMCO related to the PIMCO LLC Class B Unit Purchase Plan (or “Class B Plan”), which increased by 7.1%. The rise was commensurate with the strong operating profit development at PIMCO. During 1Q 2006, the Allianz Group called a further 6,294 Class B equity units from both former and current members of management of PIMCO. The total amount paid related to the call was €89 million. Of the 150,000 Class B equity units, which the plan participants had originally acquired annually through December 31, 2004, the Allianz Group, in aggregate, has acquired 11,721 units as of March 31, 2006.

Amortization of intangible assets decreased by €30 million, benefiting from the expiration of amortization charges in 2005 relating to capitalized bonuses for PIMCO management.

Net Income

Net income reached €87 million, a €60 million improvement from the prior year period.

Income taxes increased by €39 million to €64 million. This development was predominantly driven by our improved operating profit. Overall, AGI’s effective income tax rate rose to 39.4% (1Q 2005: 38.4%).

The following table sets forth the income statements and key operating ratio for both our Asset Management segment as a whole and AGI on a stand-alone basis for 1Q 2006 and 1Q 2005.

Three months ended March 31,	2006		2005
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn
Net fee and commission income1)	717	704	556	547
Net interest income2)	17	14	3	4
Income from financial assets and liabilities carried at fair value through income (net)	14	14	5	1
Other income	3	3	3	3

Operating revenues3)	751	735	567	555

Administrative expenses, excluding acquisition-related expenses4)	(447)	(435)	(336)	(326)

Operating expenses	(447)	(435)	(336)	(326)

Operating profit	304	300	231	229

Realized gains/losses (net)	2	1	2	—
Acquisition-related expenses, thereof:4)
Deferred purchases of interests in PIMCO	(136)	(136)	(127)	(127)
Other acquisition-related expenses5)	(2)	(2)	(9)	(9)

Subtotal	(138)	(138)	(136)	(136)

Amortization of intangible assets6)	—	—	(30)	(30)

Non-operating items	(136)	(137)	(164)	(166)

Income before income taxes and minority interests in earnings	168	163	67	63

Income taxes	(65)	(64)	(24)	(25)
Minority interests in earnings	(13)	(12)	(13)	(11)

Net income	90	87	30	27

Cost-income ratio7) in %	59.5	59.2	59.3	58.7

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate of €2 mn and €9 mn for 1Q 2006 and 1Q 2005, respectively. These retention payments largely expired in 2005.
6)	Consists of amortization charges relating to capitalized bonuses for PIMCO management of €– mn and €29 mn for 1Q 2006 and 1Q 2005, respectively. These amortization charges expired in 2005. Until December 31, 2005, these amortization charges were classified as acquisition-related expenses. Prior year balances have been reclassified to allow for comparability across periods.
7)	Represents operating expenses divided by operating revenues.

Outlook

Well on track to achieving our targets.

However, as always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated below in our cautionary note regarding forward-looking statements, may severely impact our profitability.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words ‘may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue’ and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The company assumes no obligation to update any forward-looking information contained herein.

The previous analysis is based on our consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our Property-Casualty, Life/Health, Banking, Asset Management and Corporate segments using a financial performance measure we refer to herein as “operating profit”. We define our segment operating profit as income before income taxes and minority interests in earnings, excluding, as applicable for each respective segment, all or some of the following items: income from financial assets and liabilities held for trading (net), realized gains/losses (net), impairments of investments (net), amortization of intangible assets, acquisition-related expenses and restructuring charges.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of operating results enhances the understanding and comparability of the performance of our segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized gains/losses or impairments of investments, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for income before income taxes and minority interests in earnings or net income as determined in accordance with International Financial Reporting Standards (or “IFRS”). Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 3 to our consolidated financial statements.

In the previous analysis, we analyze the Allianz Group’s consolidated results of operations for the three months ended March 31, 2006 (or “1Q 2006”) as compared to the three months ended March 31, 2005 (or “1Q 2005”), using operating profit and net income as the relevant performance measures, as permitted under IFRS.

We further believe that an understanding of our total revenue performance is enhanced when the effects from foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, “internal growth,” which excludes the effects from foreign currency translation and changes in scope of consolidation, is also provided. The following table sets forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole for 1Q 2006 as compared to 1Q 2005.

Composition of Total Revenues1) Growth for the Three Months Ended March 31, 2006

Segment2)	Nominal growth	Changes in scope of consolidation	Foreign currency translation	Internal growth
	%	%	%	%
Property- Casualty	—	(0.1)	1.1	(1.0)
Life/ Health	7.9	—	2.9	5.0
Banking	15.3	—	0.8	14.5
thereof: Dresdner Bank	16.1	—	0.9	15.2
Asset Management	32.5	0.9	8.7	22.9
thereof: Allianz Global Investors	32.4	0.9	8.5	23.0

Allianz Group	4.9	—	2.0	2.9

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues, and Asset Management segment’s operating revenues.
2)	Before the elimination of transactions between Allianz Group companies in different segments.

Consolidated Financial Statements

Contents

26	Consolidated Balance Sheets
27	Consolidated Income Statements
28	Consolidated Statements of Changes in Equity
29	Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

30	1	Basis of presentation
30	2	Changes in the presentation of the consolidated financial statements
34	3	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

44	4	Financial assets carried at fair value through income
44	5	Investments
45	6	Loans and advances to banks and customers
45	7	Reinsurance assets
45	8	Deferred acquisition costs
46	9	Other assets
46	10	Intangible assets
46	11	Financial liabilities carried at fair value through income
47	12	Liabilities to banks and customers
47	13	Reserves for loss and loss adjustment expenses
48	14	Reserves for insurance and investment contracts
48	15	Other liabilities
49	16	Certificated liabilities
49	17	Participation certificates and subordinated liabilities
49	18	Equity

Supplementary Information to the Consolidated Income Statements

50	19	Premiums earned (net)
51	20	Interest and similar income
51	21	Income from financial assets and liabilities carried at fair value through income (net)

52	22	Realized gains/losses (net)
53	23	Fee and commission income
54	24	Other income
54	25	Claims and insurance benefits incurred (net)
55	26	Changes in reserves for insurance and investment contracts (net)
55	27	Interest expense
55	28	Loan loss provisions
56	29	Impairments of investments (net)
56	30	Investment expenses
57	31	Acquisition and administrative expenses (net)
58	32	Fee and commission expenses
59	33	Other expenses
59	34	Income taxes
59	35	Earnings per share

Other Information

60	36	Supplemental information on the Banking Segment
60	37	Supplemental information on the consolidated statements of cash flows
61	38	Other information
61	39	Subsequent events

Consolidated Balance Sheets

As of March 31, 2006 and as of December 31, 2005

ASSETS	Note	As of March 31, 2006	As of December 31, 2005
		€ mn	€ mn
Cash and cash equivalents		32,897	31,647
Financial assets carried at fair value through income	4	173,191	180,346
Investments	5	285,585	285,015
Loans and advances to banks and customers	6	391,699	336,808
Financial assets for unit linked contracts		57,690	54,661
Reinsurance assets	7	20,872	22,120
Deferred acquisition costs	8	18,447	17,437
Deferred tax assets		5,217	5,299
Other assets	9	39,534	42,293
Intangible assets	10	12,903	12,958

Total assets		1,038,035	988,584

LIABILITIES AND EQUITY	Note	As of March 31, 2006	As of December 31, 2005
		€ mn	€ mn
Financial liabilities carried at fair value through income	11	88,267	86,842
Liabilities to banks and customers	12	355,253	310,316
Unearned premiums		16,900	13,303
Reserves for loss and loss adjustment expenses	13	66,069	67,005
Reserves for insurance and investment contracts	14	280,539	278,829
Financial liabilities for unit linked contracts		57,690	54,661
Deferred tax liabilities		5,065	5,324
Other liabilities	15	48,450	51,315
Certificated liabilities	16	55,630	59,203
Participation certificates and subordinated liabilities	17	15,166	14,684

Total liabilities		989,029	941,482

Shareholders’ equity		41,301	39,487
Minority interests		7,705	7,615

Total equity	18	49,006	47,102

Total liabilities and equity		1,038,035	988,584

Consolidated Income Statements

For the three months ended March 31, 2006 and 2005

	Note	2006	2005
		€ mn	€ mn
Premiums earned (net)	19	14,437	14,307
Interest and similar income	20	5,691	5,124
Income from financial assets and liabilities carried at fair value through income (net)	21	500	487
Realized gains/losses (net)	22	1,895	2,219
Fee and commission income	23	2,403	1,938
Other income	24	39	13

Total income		24,965	24,088

Claims and insurance benefits incurred (net)	25	(10,875)	(10,762)
Change in reserves for insurance and investment contracts (net)	26	(2,712)	(3,281)
Interest expense	27	(1,600)	(1,392)
Loan loss provisions	28	32	(94)
Impairments of investments (net)	29	(55)	(103)
Investment expenses	30	(183)	(299)
Acquisition and administrative expenses (net)	31	(5,843)	(5,290)
Fee and commission expenses	32	(688)	(567)
Amortization of intangible assets		(5)	(38)
Restructuring charges		(4)	(5)
Other expenses	33	(1)	(2)

Total expenses		(21,934)	(21,833)

Income before income taxes and minority interests in earnings		3,031	2,255
Income taxes	34	(899)	(585)
Minority interests in earnings		(353)	(346)

Net income		1,779	1,324

		€	€
Basic earnings per share	35	4.39	3.50
Diluted earnings per share	35	4.32	3.48

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2006 and 2005

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2004	19,433	5,893	(2,634)	7,303	29,995	7,696	37,691
Foreign currency translation adjustments	—	—	538	29	567	(1)	566
Capital paid in	174	—	—	—	174	—	174
Treasury shares	—	1,611	—	—	1,611	—	1,611
Unrealized gains and losses (net)	—	—	—	24	24	94	118
Net income	—	1,324	—	—	1,324	346	1,670
Dividends paid	—	—	—	—	—	(23)	(23)
Miscellaneous	—	(105)	—	—	(105)	(113)	(218)

Balance as of March 31, 2005	19,607	8,723	(2,096)	7,356	33,590	7,999	41,589

Balance as of December 31, 2005	21,616	8,579	(1,032)	10,324	39,487	7,615	47,102
Foreign currency translation adjustments	—	—	(335)	(13)	(348)	(110)	(458)
Changes in the consolidated subsidiaries of the Allianz Group	—	12	—	(4)	8	28	36
Treasury shares	—	255	—	—	255	—	255
Unrealized gains and losses (net)	—	—	—	379	379	(162)	217
Net income	—	1,779	—	—	1,779	353	2,132
Dividends paid	—	—	—	—	—	(15)	(15)
Miscellaneous	—	(259)	—	—	(259)	(4)	(263)

Balance as of March 31, 2006	21,616	10,366	(1,367)	10,686	41,301	7,705	49,006

Consolidated Statements of Cash Flows

For the three months ended March 31, 2006 and 2005

Three months ended March 31,	2006	2005
	€ mn	€ mn
Operating activities
Net income	1,779	1,324
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in earnings	353	346
Share of earnings from investments in associates and joint ventures	(74)	(76)
Realized gains/losses (net) and impairments of investments (net)	(1,978)	(2,274)
Depreciation and amortization	148	199
Loan loss provisions	(32)	94
Net change in:
Financial assets and liabilities held for trading	8,587	(8,828)
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(46,705)	41,409
Repurchase agreements and collateral received for securities lending transactions	38,953	(25,206)
Reinsurance assets	(177)	(328)
Deferred acquisition costs	(730)	(1,097)
Unearned premiums	3,724	3,870
Reserves for loss and loss adjustment expenses	(373)	628
Reserves for insurance and investment contracts	1,586	2,265
Deferred tax assets and liabilities	422	460
Other (net)	(194)	(537)

Net cash flow provided by operating activities	5,289	12,249

Investing activities
Net change in:
Financial assets designated at fair value through income	(111)	(2,702)
Available-for-sale investments	(2,641)	(4,550)
Held-to-maturity investments	42	74
Investments in associates and joint ventures	(346)	2,340
Assets held for sale	1,416	—
Real estate held for investment	96	(78)
Loans and advances to banks and customers	(8,296)	(11,222)
Other (net)	(317)	(189)

Net cash flow used in investing activities	(10,157)	(16,327)

Financing activities
Net change in:
Liabilities to banks and customers	6,050	3,485
Aggregate policy reserves for universal-life type insurance and investment contracts	2,463	2,288
Participation certificates and subordinated liabilities	494	1,915
Certificated liabilities	(2,798)	(2,240)
Capital paid in	—	174
Dividends paid	(15)	(23)
Other (net)	(49)	839

Net cash flow provided by financing activities	6,145	6,438

Effect of exchange rate changes on cash and cash equivalents	(27)	28

Change in cash and cash equivalents	1,250	2,388
Cash and cash equivalents at beginning of period	31,647	15,628

Cash and cash equivalents at end of period	32,897	18,016

Notes to the Consolidated Financial Statements

1 Basis of presentation

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as adopted under European Union regulations in accordance with clause 315a of the German Commercial Code (“HGB”). Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards continue to be cited as International Accounting Standards. For years through 2004, IFRS did not provide specific guidance concerning the reporting of insurance and reinsurance contracts. Therefore, as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America have been applied. The financial statements are presented in million Euros (€ mn).

2 Changes in the presentation of the consolidated financial statements

During 2005, the Allianz Group comprehensively reviewed its financial reporting methodology to improve the transparency of its financial results and ensure consistency with its peers. As a result of this review, the Allianz Group implemented numerous changes to its financial reporting that are effective on January 1, 2006. The Allianz Group’s financial reporting reflects reclassifications in the consolidated balance sheet and consolidated income statement, changes to segment reporting, changes to operating profit methodology and changes to the cash flow statement.

Reclassifications

A significant portion of these changes to financial reporting resulted from the implementation of changes to the structure of the Allianz Group’s consolidated balance sheet and consolidated income statement. These changes were implemented to improve transparency and result in the following:

-	The line items in the consolidated income statement include aggregations of items which are similarly aggregated as the line items utilized for determining operating profit.

-	The line items in the consolidated income statement include aggregations of items that allow the Allianz Group’s key performance indicators to be directly derived from the Allianz Group’s external financial results.

-	The line items in the consolidated income statement include aggregations of items which are based more on the nature rather than the function.

-	The line items in the consolidated balance sheet include aggregations of items which are similarly aggregated as the line items in the consolidated income statement.

-	The line items in the consolidated balance sheet are relatively displayed in a liquidity format as required by IAS 1.

As a result, the Allianz Group’s previously reported consolidated balance sheets and consolidated income statements were reclassified to ensure consistency and comparableness with the presentation as implemented on January 1, 2006. These reclassifications did not have an impact on the Allianz Group’s net income or shareholders’ equity for any previously reported period.

The key changes to the previous presentation in the Allianz Group’s consolidated balance sheets are:

-	Financial assets and liabilities for unit linked contracts are presented as separate line items.

-	Investments in associates and joint ventures have been reclassified to investments.

-	Deferred acquisition costs, including present value of future profits and deferred sales inducements, are presented as a separate line item.

-	Unearned premiums and reserves for loss and loss adjustment expenses are presented as separate line items.

-	Financial liabilities for puttable equity instruments have been reclassified to other liabilities.

-	Deferred tax assets and deferred tax liabilities are presented on a net basis to the extent the requirements of IAS 12 for offset are met.

The key changes to the previous presentation in the Allianz Group’s consolidated income statements are:

-	Interest and similar income includes share of earnings from investments in associates and joint ventures.

-	Realized gains and realized losses are presented net as a separate line item. Realized gains/losses (net) include realized gains and losses from disposals of associates and subsidiaries and loans and advances to banks and customers.

-	Impairments and reversals of impairments are presented net as a separate line item. Impairments of investments (net) include impairments and reversals of impairments of investments in associates and joint ventures.

-	Changes in reserves for insurance and investment contracts (net) are presented as a separate line item.

-	Fee and commission expenses and investment expenses are presented as separate line items.

-	Foreign currency gains and losses and depreciation of real estate held for investment are included in investment expenses.

-	Amortization of intangible assets includes amortization of intangible assets previously included in other expenses.

-	Restructuring charges are presented as a separate line item. Restructuring charges were previously presented in other expenses.

-	Acquisition and administrative expenses (net) includes a significant portion of the amounts previously reported in other income and other expense. Acquisition and administrative expenses (net) includes other taxes previously included in taxes.

Summary of the impact of the reclassifications on the consolidated balance sheet as of December 31, 2005:

	Balance as of December 31, 2005 as previously reported	Reclassifications	Balance as of December 31, 2005
	€ mn	€ mn	€ mn
Cash and cash equivalents	31,647	—	31,647
Financial assets carried at fair value through income	235,007	(54,661)	180,346
Investments1)	285,015	—	285,015
Loans and advances to banks and customers2)	336,808	—	336,808
Financial assets for unit linked contracts	—	54,661	54,661
Reinsurance assets3)	22,120	—	22,120
Deferred acquisition costs	—	17,437	17,437
Deferred tax assets	14,596	(9,297)	5,299
Other assets	57,303	(15,010)	42,293
Intangible assets	15,385	(2,427)	12,958

Total assets	997,881	(9,297)	988,584

Financial liabilities carried at fair value through income	144,640	(57,798)	86,842
Liabilities to banks and customers4)	310,316	—	310,316
Unearned premiums	—	13,303	13,303
Reserves for loss and loss adjustment expenses	—	67,005	67,005
Reserves for insurance and investment contracts	359,137	(80,308)	278,829
Financial liabilities for unit linked contracts	—	54,661	54,661
Deferred tax liabilities	14,621	(9,297)	5,324
Other liabilities5)	48,178	3,137	51,315
Certificated liabilities	59,203	—	59,203
Participation certificates and subordinated liabilities	14,684	—	14,684

Total liabilities	950,779	(9,297)	941,482

Shareholders’ equity	39,487	—	39,487
Minority interests	7,615	—	7,615

Total equity	47,102	—	47,102

Total liabilities and equity	997,881	(9,297)	988,584

1)	Includes investments in associated enterprises and joint ventures previously reported as a separate balance sheet line item.
2)	Includes loans and advances to banks and loans and advances to customers previously reported as two separate balance sheet line items.
3)	Formerly “Amounts ceded to reinsurers from reserves for insurance and investment contracts”.
4)	Includes liabilities to banks and liabilities to customers previously reported as two separate balance sheet line items.
5)	Includes other accrued liabilities, other liabilities and deferred income previously reported as three separate balance sheet line items.

Summary of the impact of the reclassifications on the consolidated income statement for the three months ended March 31, 2005:

	Balance as of March 31, 2005 as previously reported	Reclassifications	Balance as of March 31, 2005
	€ mn	€ mn	€ mn
Premiums earned (net)	14,307	—	14,307
Interest and similar income	5,048	76	5,124
Income from investments in associated enterprises and joint ventures (net)	713	(713)	—
Income from financial assets and liabilities carried at fair value through income (net)	487	—	487
Realized gains/losses (net)1)	1,598	621	2,219
Fee and commission income2)	1,864	74	1,938
Other income	629	(616)	13

Total income	24,646	(558)	24,088

Claims and insurance benefits incurred (net)3)	(14,015)	3,253	(10,762)
Change in reserves for insurance and investment contracts (net)	—	(3,281)	(3,281)
Interest expense4)	(1,390)	(2)	(1,392)
Loan loss provisions	(94)	—	(94)
Impairments of investments (net)	(258)	155	(103)
Investment expenses	—	(299)	(299)
Acquisition costs and administrative expenses (net)	(5,642)	352	(5,290)
Fee and commission expenses	—	(567)	(567)
Amortization of intangible assets5)	—	(38)	(38)
Restructuring charges	—	(5)	(5)
Other expenses	(981)	979	(2)

Total expenses	(22,380)	547	(21,833)

Income before income taxes and minority interests in earnings	2,266	(11)	2,255
Income taxes6)	(596)	11	(585)
Minority interests in earnings	(346)	—	(346)

Net income	1,324	—	1,324

1)	Formerly “Other income from investments”.
2)	Formerly “Fee and commission income, and income from service activities”.
3)	Formerly “Insurance and investments contract benefits (net)”.
4)	Formerly “Interest and similar expenses”.
5)	Formerly “Amortization of goodwill”.
6)	Formerly “Taxes”.

Segment Reporting

Effective January 1, 2006, the Allianz Group introduced a Corporate segment. The Corporate segment includes all group activities which are not allocated to a specific subsidiary. Further, the Corporate segment includes group funding and risk management activities, such as the senior bonds, subordinated bonds and money market securities issued or guaranteed by Allianz AG and the related derivative financial instruments held by Allianz AG or one of its subsidiaries. The activities included in the Corporate segment were previously reported in the Property-Casualty segment.

In addition, the Allianz Group reclassified its life and health reinsurance assumed business to the Life/Health segment. This business was previously reported in the Property-Casualty segment.

Finally, the Allianz Group changed the accounting for intra-Allianz Group dividends. Intra-Allianz Group dividends are now eliminated by the subsidiary receiving the dividend. Intra-Allianz Group dividends were previously eliminated within the segment if the dividend involved subsidiaries within the same segment or eliminated in the consolidation adjustments if the dividend involved subsidiaries in different segments.

The effects of all of these changes to segment reporting were implemented retrospectively; therefore, all previously reported segment balance sheets and segment income statements were reclassified to ensure consistency and comparableness with the presentation as implemented on January 1, 2006.

Operating Profit Methodology

As a result of the reclassifications and changes in segment reporting, as well as improving the consistency of external financial reporting with internal financial reporting, the methodology for defining operating profit was changed effective January 1, 2006. A summary of the key changes is as follows:

-	Amortization of intangible assets and restructuring charges are non-operating items for all segments.

-	Realized gains/losses (net) and impairments of investments (net) on participating policies are included in operating profit for the Property-Casualty segment.

-	Realized gains/losses (net) and impairments of investments (net) are included in operating profit for the Life/Health segment, with the exception of strategic investments.

Summary of the impact of the changes to operating profit by segment for the three months ended March 31, 2005:

Three months ended March 31, 2005	As previously reported	Changes	Balance
	€ mn	€ mn	€ mn
Property-Casualty	1,004	210	1,214
Life/Health	357	160	517
Banking	228	1	229
Asset Management	231	—	231
Corporate	—	(267)	(267)
Consolidation adjustments	—	(37)	(37)

Allianz Group	1,820	67	1,887

Cash Flow Statement

As a result of the reclassifications to the consolidated balance sheet and consolidated income statement discussed above, the Allianz Group made corresponding reclassifications to the consolidated statements of cash flows. In addition, the Allianz Group reclassified the following line items from operating activities to investing or financing activities in order to consistently present changes in interest bearing assets and liabilities:

-	Loans and advances to banks and customers are reclassified to investing activities.

-	Liabilities to banks and customers are reclassified to financing activities.

-	Aggregate policy reserves for universal-life type insurance and investment contracts are reclassified to financing activities.

-	Certificated liabilities are reclassified to financing activities.

3 Segment reporting

Segment Information – Consolidated Balance Sheets

As of March 31, 2006 and as of December 31, 2005

ASSETS	Property-Casualty		Life/Health		Banking
	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Cash and cash equivalents	4,068	3,793	6,323	5,874	22,304	21,848
Financial assets carried at fair value through income	4,289	2,243	9,857	10,564	157,247	165,928
Investments	89,999	87,587	184,307	183,350	15,591	17,323
Loans and advances to banks and customers	15,548	15,873	84,737	84,072	300,715	249,212
Financial assets for unit linked contracts	—	—	57,690	54,661	—	—
Reinsurance assets	12,811	12,728	8,177	9,494	—	—
Deferred acquisition costs	3,721	3,563	14,711	13,847	—	—
Deferred tax assets	1,859	1,775	632	567	1,903	2,016
Other assets	18,413	16,607	13,386	12,505	8,217	12,273
Intangible assets	1,608	1,595	2,389	2,390	2,285	2,283

Total segment assets	152,316	145,764	382,209	377,324	508,262	470,883

EQUITY AND LIABILITIES	Property-Casualty	Life/Health	Banking Asset Management		Corporate Consolidation Adjustments
	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Financial liabilities carried at fair value through income	719	132	3,725	3,517	82,591	82,080
Liabilities to banks and customers	4,966	4,383	6,812	5,479	345,584	301,586
Unearned premiums	16,471	12,945	430	360	—	—
Reserves for loss and loss adjustment expenses	59,315	60,259	6,831	6,806	—	—
Reserves for insurance and investment contracts	9,228	9,161	271,570	269,950	—	2
Financial liabilities for unit linked contracts	—	—	57,690	54,661	—	—
Deferred tax liabilities	4,098	4,155	1,641	1,800	355	405
Other liabilities	16,778	16,491	17,392	18,454	9,975	12,557
Certificated liabilities	416	412	4	4	46,855	50,719
Participation certificates and subordinated liabilities	1,634	1,634	141	141	7,192	7,428

Total segment liabilities	113,625	109,572	366,236	361,172	492,552	454,777

ASSETS	Asset Management		Corporate		Consolidation Adjustments		Alllianz Group
	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Cash and cash equivalents	657	476	172	166	(627)	(510)	32,897	31,647
Financial assets carried at fair value through income	1,093	1,031	1,109	956	(404)	(376)	173,191	180,346
Investments	795	832	83,589	88,130	(88,696)	(92,207)	285,585	285,015
Loans and advances to banks and customers	400	477	5,415	2,180	(15,116)	(15,006)	391,699	336,808
Financial assets for unit linked contracts	—	—	—	—	—	—	57,690	54,661
Reinsurance assets	—	—	—	—	(116)	(102)	20,872	22,120
Deferred acquisition costs	15	27	—	—	—	—	18,447	17,437
Deferred tax assets	205	213	1,734	1,840	(1,116)	(1,112)	5,217	5,299
Other assets	3,491	3,567	4,950	5,331	(8,923)	(7,990)	39,534	42,293
Intangible assets	6,621	6,690	—	—	—	—	12,903	12,958

Total segment assets	13,277	13,313	96,969	98,603	(114,998)	(117,303)	1,038,035	988,584

EQUITY AND LIABILITIES	Allianz Group
	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Financial liabilities carried at fair value through income	—	—	1,661	1,492	(429)	(379)	88,267	86,842
Liabilities to banks and customers	750	667	9,465	9,985	(12,324)	(11,784)	355,253	310,316
Unearned premiums	—	—	—	—	(1)	(2)	16,900	13,303
Reserves for loss and loss adjustment expenses	—	—	—	—	(77)	(60)	66,069	67,005
Reserves for insurance and investment contracts	—	—	(40)	(78)	(219)	(206)	280,539	278,829
Financial liabilities for unit linked contracts	—	—	—	—	—	—	57,690	54,661
Deferred tax liabilities	52	54	34	22	(1,115)	(1,112)	5,065	5,324
Other liabilities	3,806	3,876	12,989	11,931	(12,490)	(11,994)	48,450	51,315
Certificated liabilities	4	4	9,144	8,956	(793)	(892)	55,630	59,203
Participation certificates and subordinated liabilities	—	—	7,142	6,428	(943)	(947)	15,166	14,684

Total segment liabilities	4,612	4,601	40,395	38,736	(28,391)	(27,376)	989,029	941,482

Total equity							49,006	47,102

Total liabilities and shareholders’ equity							1,038,035	988,584

Segment Information – Consolidated Income Statements

For the three months ended March 31, 2006 and 2005

	Property-Casualty		Life/Health		Banking
Three months ended March 31,	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	9,341	9,140	5,096	5,167	—	—
Interest and similar income	922	867	3,047	2,812	1,880	1,601
Income from financial assets and liabilities carried at fair value through income (net)	40	26	31	23	490	438
Realized gains/losses (net)	464	539	1,262	1,458	414	492
Fee and commission income	252	216	129	92	992	823
Other income	14	4	6	9	25	—

Total income	11,033	10,792	9,571	9,561	3,801	3,354

Claims and insurance benefits incurred (net)	(6,182)	(6,040)	(4,693)	(4,722)	—	—
Change in reserves for insurance and investment contracts (net)	(72)	(123)	(2,648)	(3,143)	—	—
Interest expense	(63)	(80)	(64)	(104)	(1,279)	(1,052)
Loan loss provisions	(1)	—	—	(1)	33	(93)
Impairments of investments (net)	(13)	(7)	(35)	(22)	(20)	(42)
Investment expenses	(48)	(93)	(157)	(122)	(6)	(7)
Acquisition and administrative expenses (net)	(2,663)	(2,552)	(1,042)	(809)	(1,428)	(1,366)
Fee and commission expenses	(170)	(157)	(50)	(30)	(160)	(121)
Amortization of intangible assets	(4)	(5)	(1)	(3)	—	—
Restructuring charges	(2)	(4)	—	—	(2)	—
Other expenses	(1)	(1)	—	—	—	6

Total expenses	(9,219)	(9,062)	(8,690)	(8,956)	(2,862)	(2,675)

Income before income taxes and minority interests in earnings	1,814	1,730	881	605	939	679
Income taxes	(524)	(543)	(219)	(104)	(245)	(74)
Minority interests in earnings	(190)	(191)	(128)	(122)	(28)	(26)

Net income	1,100	996	534	379	666	579

	Asset Management		Corporate		Consolidation Adjustments		Alllianz Group
Three months ended March 31,	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	—	—	—	—	—	—	14,437	14,307
Interest and similar income	25	17	94	98	(277)	(271)	5,691	5,124
Income from financial assets and liabilities carried at fair value through income (net)	14	5	(96)	(4)	21	(1)	500	487
Realized gains/losses (net)	2	2	70	106	(317)	(378)	1,895	2,219
Fee and commission income	1,031	805	192	160	(193)	(158)	2,403	1,938
Other income	3	3	13	—	(22)	(3)	39	13

Total income	1,075	832	273	360	(788)	(811)	24,965	24,088

Claims and insurance benefits incurred (net)	—	—	—	—	—	—	(10,875)	(10,762)
Change in reserves for insurance and investment contracts (net)	—	—	—	—	8	(15)	(2,712)	(3,281)
Interest expense	(8)	(7)	(371)	(366)	185	217	(1,600)	(1,392)
Loan loss provisions	—	—	—	—	—	—	32	(94)
Impairments of investments (net)	—	—	13	(32)	—	—	(55)	(103)
Investment expenses	—	(7)	(17)	(114)	45	44	(183)	(299)
Acquisition and administrative expenses (net)	(585)	(472)	(156)	(121)	31	30	(5,843)	(5,290)
Fee and commission expenses	(314)	(249)	(133)	(110)	139	100	(688)	(567)
Amortization of intangible assets	—	(30)	—	—	—	—	(5)	(38)
Restructuring charges	—	—	—	—	—	(1)	(4)	(5)
Other expenses	—	—	—	(7)	—	—	(1)	(2)

Total expenses	(907)	(765)	(664)	(750)	408	375	(21,934)	(21,833)

Income before income taxes and minority interests in earnings	168	67	(391)	(390)	(380)	(436)	3,031	2,255
Income taxes	(65)	(24)	154	153	—	7	(899)	(585)
Minority interests in earnings	(13)	(13)	(2)	(1)	8	7	(353)	(346)

Net income	90	30	(239)	(238)	(372)	(422)	1,779	1,324

Segment Information – Total Revenues and Operating Profit

For the three months ended March 31, 2006 and 2005

The following table summarizes the total revenues and operating profit for each of the segments for the three months ended March 31, 2006 and 2005, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty		Life/ Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Three months ended March 31,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues1)	14,149	14,143	12,822	11,880	1,948	1,689	751	567	—	—	(29)	(17)	29,641	28,262

Operating profit	1,386	1,214	723	517	547	229	304	231	(180)	(267)	(103)	(37)	2,677	1,887
Non-operating items	428	516	158	88	392	450	(136)	(164)	(211)	(123)	(277)	(399)	354	368

Income before income taxes and minority interests in earnings	1,814	1,730	881	605	939	679	168	67	(391)	(390)	(380)	(436)	3,031	2,255
Income taxes	(524)	(543)	(219)	(104)	(245)	(74)	(65)	(24)	154	153	—	7	(899)	(585)
Minority interests in earnings	(190)	(191)	(128)	(122)	(28)	(26)	(13)	(13)	(2)	(1)	8	7	(353)	(346)

Net income	1,100	996	534	379	666	579	90	30	(239)	(238)	(372)	(422)	1,779	1,324

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Property-Casualty Segment

Three months ended March 31,	2006	2005
	€ mn	€ mn
Gross premiums written1)	14,149	14,143
Ceded premiums written	(1,712)	(1,698)
Change in unearned premiums	(3,096)	(3,305)

Premiums earned (net)	9,341	9,140
Interest and similar income	922	867
Income from financial assets and liabilities designated at fair value through income (net)2)	36	21
Realized gains/losses (net) on participating policies3)	25	14
Fee and commission income	252	216
Other income	14	4

Operating revenues	10,590	10,262

Claims and insurance benefits incurred (net)	(6,182)	(6,040)
Changes in reserves for insurance and investment contracts (net)	(72)	(123)
Interest expense	(63)	(80)
Loan loss provisions	(1)	–
Impairments of investments (net) on participating policies4)	(4)	(2)
Investment expenses	(48)	(93)
Acquisition and administrative expenses (net)	(2,663)	(2,552)
Fee and commission expenses	(170)	(157)
Other expenses	(1)	(1)

Operating expenses	(9,204)	(9,048)

Operating profit	1,386	1,214

Income from financial assets and liabilities held for trading (net)2)	4	5
Realized gains/losses (net), excluding realized gains/losses (net) on participating policies3)	439	525
Impairments of investments (net), excluding impairments of investments (net) on participating policies4)	(9)	(5)
Amortization of intangible assets	(4)	(5)
Restructuring charges	(2)	(4)

Non-operating items	428	516

Income before income taxes and minority interests in earnings	1,814	1,730

Income taxes	(524)	(543)
Minority interests in earnings	(190)	(191)

Net income	1,100	996

Loss ratio5) in %	66.2	66.1
Expense ratio6) in %	28.5	27.9

Combined ratio7) in %	94.7	94.0

1)	For the Property-Casualty segment, total revenues are measured based upon gross written premiums.
2)	The total of these items equals Income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals Realized gains/losses (net) in the segment income statement.
4)	The total of these items equals Impairments of Investments (net) in the segment income statement.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Life/Health Segment

Three months ended March 31,	2006	2005
	€ mn	€ mn
Statutory premiums1)	12,822	11,880
Ceded premiums written	(196)	(231)
Change in unearned premiums	(58)	(29)

Statutory premiums (net)	12,568	11,620
Deposits from SFAS 97 insurance and investment contracts	(7,472)	(6,453)

Premiums earned (net)	5,096	5,167
Interest and similar income	3,047	2,812
Income from financial assets and liabilities carried at fair value through income (net)	31	23
Realized gains/losses (net), excluding strategic investments2)	1,103	1,367
Fee and commission income	129	92
Other income	6	9

Operating revenues	9,412	9,470

Claims and insurance benefits incurred (net)	(4,693)	(4,722)
Changes in reserves for insurance and investment contracts (net)	(2,648)	(3,143)
Interest expense	(64)	(104)
Loan loss provisions	—	(1)
Impairments of investments (net), excluding strategic investments	(35)	(22)
Investment expenses	(157)	(122)
Acquisition and administrative expenses (net)	(1,042)	(809)
Fee and commission expenses	(50)	(30)

Operating expenses	(8,689)	(8,953)

Operating profit	723	517

Realized gains/losses (net) from strategic investments2)	159	91
Amortization of intangible assets	(1)	(3)

Non-operating items	158	88

Income before income taxes and minority interests in earnings	881	605

Income taxes	(219)	(104)
Minority interests in earnings	(128)	(122)

Net income	534	379

Statutory expense ratio3) in %	8.3	7.0

1)	For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	The total of these items equals Realized gains/losses (net) in the segment income statement.
3)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Banking Segment

Three months ended March 31,	2006		2005
	Banking Segment	Dresdner Bank	Banking Segment	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn
Net interest income1)	601	578	549	531
Net fee and commission income2)	832	793	702	666
Income from financial assets and liabilities carried at fair value through income (net)	490	487	438	426
Other income	25	26	—	—

Operating revenues3)	1,948	1,884	1,689	1,623

Administrative expenses	(1,428)	(1,381)	(1,366)	(1,311)
Investment expenses	(6)	(7)	(7)	(10)
Other expenses	—	—	6	7

Operating expenses	(1,434)	(1,388)	(1,367)	(1,314)

Loan loss provisions	33	33	(93)	(100)

Operating profit	547	529	229	209

Realized gains/losses (net)	414	414	492	492
Impairments of investments (net)	(20)	(20)	(42)	(42)
Restructuring charges	(2)	(2)	—	—

Non-operating items	392	392	450	450

Income before income taxes and minority interests in earnings	939	921	679	659

Income taxes	(245)	(238)	(74)	(68)
Minority interests in earnings	(28)	(25)	(26)	(20)

Net income	666	658	579	571

Cost-income ratio4) in %	73.6	73.7	80.9	81.0

1)	Represents interest and similar income less interest expense.
2)	Fee and commission income less fee and commission expense.
3)	For the Banking segment, total revenues are measured based upon operating revenues.
4)	Represents operating expenses divided by operating revenues.

Asset Management Segment

Three months ended March 31,	2006		2005
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn
Net fee and commission income1)	717	704	556	547
Net interest income2)	17	14	3	4
Income from financial assets and liabilities carried at fair value through income (net)	14	14	5	1
Other income	3	3	3	3

Operating revenues3)	751	735	567	555

Administrative expenses, excluding acquisition-related expenses4)	(447)	(435)	(336)	(326)

Operating expenses	(447)	(435)	(336)	(326)

Operating profit	304	300	231	229

Realized gains/losses (net)	2	1	2	—
Acquisition-related expenses, thereof4)
Deferred purchases of interests in PIMCO	(136)	(136)	(127)	(127)
Other acquisition-related expenses5)	(2)	(2)	(9)	(9)

Subtotal	(138)	(138)	(136)	(136)

Amortization of intangible assets6)	—	—	(30)	(30)

Non-operating items	(136)	(137)	(164)	(166)

Income before income taxes and minority interests in earnings	168	163	67	63
Income taxes	(65)	(64)	(24)	(25)
Minority interests in earnings	(13)	(12)	(13)	(11)

Net income	90	87	30	27

Cost-income ratio7) in %	59.5	59.2	59.3	58.7

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals Acquisition and administration expenses (net) in the segment income statement.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate of €2 million and €9 million for 1Q 2006 and 1Q 2005, respectively. These retention payments largely expired in 2005.
6)	Consists of amortization charges relating to capitalized bonuses for PIMCO management of €– million and €29 million for IQ 2006 and 1Q 2005, respectively. These amortization charges expired in 2005. Until December 31, 2005, these amortization charges were classified as acquisition-related expenses. Prior year balances have been reclassified to allow for comparability across periods.
7)	Represents operating expenses divided by operating revenues.

Corporate Segment

Three months ended March 31,	2006	2005
	€ mn	€ mn
Interest and similar income	94	98
Fee and commission income	192	160
Other income	13	—

Operating revenues	299	258

Interest expense, excluding interest expense from external debt1)	(173)	(173)
Investment expenses	(17)	(114)
Acquisition and administrative expenses (net)	(156)	(121)
Fee and commission expenses	(133)	(110)
Other expenses	—	(7)

Operating expenses	(479)	(525)

Operating profit	(180)	(267)

Income from financial assets and liabilities held for trading (net)	(96)	(4)
Realized gains/losses (net)	70	106
Impairments of investments (net)	13	(32)
Interest expense from external debt1)	(198)	(193)

Non-operating items	(211)	(123)

Income before income taxes and minority interests in earnings	(391)	(390)

Income taxes	154	153
Minority interests in earnings	(2)	(1)

Net income	(239)	(238)

1)	The total of these items equals Interest expense in the segment income statement.

Supplementary Information to the Consolidated Balance Sheets

4 Financial assets carried at fair value through income

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Financial assets held for trading
Debt securities	100,105	109,384
Equity securities	31,547	30,788
Derivative financial instruments	27,153	26,012

Subtotal	158,805	166,184

Financial assets designated at fair value through income
Debt securities	10,701	10,686
Equity securities	3,685	3,476

Subtotal	14,386	14,162

Total	173,191	180,346

5 Investments

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Available-for-sale investments	267,212	266,953
Held-to-maturity investments	4,758	4,826
Funds held by others under reinsurance contracts assumed	1,460	1,572
Investments in associates and joint ventures	2,620	2,095
Real estate held for investment	9,535	9,569

Total	285,585	285,015

Available-for-sale investments

	Amortized cost		Unrealized gains		Unrealized losses		Fair value
	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Equity securities	39,370	38,157	22,567	19,161	(213)	(188)	61,724	57,130
Government debt securities	119,113	119,308	3,845	6,463	(1,373)	(542)	121,585	125,229
Corporate debt securities	80,748	79,733	2,028	3,420	(979)	(267)	81,797	82,886
Other debt securities	1,934	1,556	178	154	(6)	(2)	2,106	1,708

Total	241,165	238,754	28,618	29,198	(2,571)	(999)	267,212	266,953

6 Loans and advances to banks and customers

	As of March 31, 2006			As of December 31, 2005
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	9,686	—	9,686	5,292	—	5,292
Reverse repurchase agreements	90,813	41,560	132,373	63,009	42,322	105,331
Collateral paid for securities borrowing transactions	15,319	29,369	44,688	6,369	18,659	25,028
Loans	65,286	114,379	179,665	65,488	114,933	180,421
Other advances	7,212	19,557	26,769	11,427	10,956	22,383

Subtotal	188,316	204,865	393,181	151,585	186,870	338,455
Loan loss allowance	(206)	(1,276)	(1,482)	(201)	(1,446)	(1,647)

Total	188,110	203,589	391,699	151,384	185,424	336,808

Loans and advances to customers net of loan loss allowance, by type of customer

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Corporate customers	141,387	123,015
Private customers	59,027	59,316
Public authorities	4,451	4,539

Subtotal	204,865	186,870
Loan loss allowance	(1,276)	(1,446)

Total	203,589	185,424

7 Reinsurance assets

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Unearned premiums	1,924	1,448
Reserves for loss and loss adjustment expenses	10,378	10,874
Reserves for insurance and investment contracts	8,570	9,798

Total	20,872	22,120

8 Deferred acquisition costs

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Deferred acquisition costs
Property-Casualty	3,710	3,550
Life/Health	12,827	12,013
Asset Management	14	23

Subtotal	16,551	15,586
Present value of future profits	1,332	1,336
Deferred sales inducements	564	515

Total	18,447	17,437

9 Other assets

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Receivables arising from insurance and reinsurance contracts
Due from policyholders	4,130	4,105
Due from agents	4,663	3,852
Due from reinsurers	2,175	2,489
Other receivables	5,637	6,772
Less allowance for doubtful accounts	(308)	(317)

Subtotal	16,297	16,901

Tax receivables
Income tax	1,102	1,523
Other tax	843	600

Subtotal	1,945	2,123

Dividends, interest and rent receivable	5,168	5,474
Prepaid expenses
Interest and rent	2,630	2,518
Other prepaid expenses	152	139

Subtotal	2,782	2,657

Derivative financial instruments used for hedging that meet the criteria of hedge accounting	863	849
Property and equipment
Real estate held for use	4,804	4,391
Equipment	1,340	1,385
Software	1,103	1,091

Subtotal	7,247	6,867

Non-current assets and disposal groups held for sale	1,692	3,292
Other assets	3,540	4,130

Total	39,534	42,293

10 Intangible assets

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Goodwill	11,956	12,023
Brand names	740	740
Other	207	195

Total	12,903	12,958

Changes in goodwill for the three months ended March 31, 2006, were as follows:

€ mn
Cost as of 12/31/2005	12,247
Accumulated impairments as of 12/31/2005	(224)

Carrying amount as of 12/31/2005	12,023

Additions	21
Foreign currency translation adjustments	(88)

Carrying amount as of 3/31/2006	11,956

Accumulated impairments as of 3/31/2006	224
Cost as of 3/31/2006	12,180

Additions include goodwill from the acquisition of 100.0% interest in 1. Pensionssparkasse a.s., Bratislava.

11 Financial liabilities carried at fair value through income

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Financial liabilities held for trading
Obligations to deliver securities	47,694	49,029
Derivative financial instruments	29,445	28,543
Other trading liabilities	10,470	8,820

Subtotal	87,609	86,392
Financial liabilities designated at fair value through income	658	450

Total	88,267	86,842

12 Liabilities to banks and customers

	As of March 31, 2006			As of December 31, 2005
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Payable on demand	17,359	61,963	79,322	14,534	57,624	72,158
Savings deposits	—	5,584	5,584	—	5,608	5,608
Term deposits and certificates of deposit	71,351	46,810	118,161	73,189	45,968	119,157
Repurchase agreements	65,511	58,800	124,311	50,850	39,156	90,006
Collateral received from securities lending transactions	15,164	8,746	23,910	11,369	7,908	19,277
Other	1,738	2,227	3,965	2,015	2,095	4,110

Total	171,123	184,130	355,253	151,957	158,359	310,316

13 Reserves for loss and loss adjustment expenses

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Property-Casualty	59,315	60,259
Life/Health	6,831	6,806
Consolidation adjustments	(77)	(60)

Total	66,069	67,005

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the three months ended March 31, 2006 and 2005, are as follows:

	2006			2005
	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Reserves for loss and loss adjustment expenses as of 1/1/	60,259	(10,604)	49,655	55,693	(10,192)	45,501
Loss and loss adjustment expenses incurred
Current year	7,148	(785)	6,363	6,990	(764)	6,226
Prior years	(180)	(1)	(181)	(278)	92	(186)

Subtotal	6,968	(786)	6,182	6,712	(672)	6,040

Loss and loss adjustment expenses paid
Current year	(1,515)	34	(1,481)	(1,306)	85	(1,221)
Prior years	(5,745)	962	(4,783)	(4,923)	735	(4,188)

Subtotal	(7,260)	996	(6,264)	(6,229)	820	(5,409)

Foreign currency translation adjustments and other	(652)	258	(394)	646	(114)	532

Reserves for loss and loss adjustment expenses as of 3/31/	59,315	(10,136)	49,179	56,822	(10,158)	46,664

14 Reserves for insurance and investment contracts

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Aggregate policy reserves	251,496	249,530
Reserves for premium refunds	28,315	28,510
Other insurance reserves	728	789

Total	280,539	278,829

15 Other liabilities

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Payables arising from insurance and reinsurance contracts
Policyholders	5,616	6,295
Reinsurance	1,768	1,648
Agents	1,651	1,764
Payables for social security	364	176

Subtotal	9,399	9,883

Tax payables
Income tax	2,463	2,150
Other	1,275	1,004

Subtotal	3,738	3,154

Interest and rent payable	419	513
Unearned income
Interest and rent	2,234	2,257
Other	237	236

Subtotal	2,471	2,493

Provisions
Pensions and similar obligations	3,771	5,594
Employee related	2,347	2,737
Share based compensation	1,730	1,703
Restructuring	177	186
Loan commitments	137	117
Other	1,834	1,947

Subtotal	9,996	12,284

Deposits retained for reinsurance ceded	6,039	7,105
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting	1,227	1,019
Financial liabilities for puttable equity instruments	2,955	3,137
Disposal groups held for sale	1,249	1,389
Other liabilities	10,957	10,338

Total	48,450	51,315

16 Certificated liabilities

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Allianz AG1)
Senior bonds	4,784	4,781
Exchangeable bonds	1,892	2,326
Money market securities	1,747	1,131

Subtotal	8,423	8,238

Banking subsidiaries
Senior bonds	24,981	26,262
Money market securities	21,806	24,287

Subtotal	46,787	50,549

All other subsidiaries
Certificated liabilities	15	16
Money market securities	405	400

Subtotal	420	416

Total	55,630	59,203

1)	Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B. V., Allianz Finance II B. V. guaranteed by Allianz AG and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz AG, which are fully and unconditionally guaranteed by Allianz AG.

17 Participation certificates and subordinated liabilities

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Allianz AG1)
Subordinated bonds	6,934	6,220
Participation certificates	85	85

Subtotal	7,019	6,305

Banking subsidiaries
Subordinated liabilities	4,079	4,273
Hybrid equity	1,590	1,614
Participation certificates	1,513	1,517

Subtotal	7,182	7,404

All other subsidiaries
Subordinated liabilities	920	930
Hybrid equity	45	45

Subtotal	965	975

Total	15,166	14,684

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz AG.

18 Equity

	As of March 31, 2006	As of December 31, 2005
	€ mn	€ mn
Shareholders’ equity
Issued capital	1,039	1,039
Capital reserve	20,577	20,577
Revenue reserves	11,462	9,930
Treasury shares	(1,096)	(1,351)
Foreign currency translation adjustments	(1,367)	(1,032)
Unrealized gains and losses (net)	10,686	10,324

Subtotal	41,301	39,487
Minority interests	7,705	7,615

Total	49,006	47,102

Supplementary Information to the Consolidated Income Statements

19 Premiums earned (net)

	2006				2005
Three months ended March 31,	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written
Direct	13,471	5,272	—	18,743	13,316	5,331	—	18,647
Assumed	678	72	(5)	745	827	92	(7)	912

Subtotal	14,149	5,344	(5)	19,488	14,143	5,423	(7)	19,559
Ceded	(1,712)	(190)	5	(1,897)	(1,698)	(227)	7	(1,918)

Net	12,437	5,154	—	17,591	12,445	5,196	—	17,641

Change in unearned premiums
Direct	(3,532)	(61)	—	(3,593)	(3,609)	(29)	—	(3,638)
Assumed	(63)	3	—	(60)	(156)	(1)	—	(157)

Subtotal	(3,595)	(58)	—	(3,653)	(3,765)	(30)	—	(3,795)
Ceded	499	—	—	499	460	1	—	461

Net	(3,096)	(58)	—	(3,154)	(3,305)	(29)	—	(3,334)

Premiums earned
Direct	9,939	5,211	—	15,150	9,707	5,302	—	15,009
Assumed	615	75	(5)	685	671	91	(7)	755

Subtotal	10,554	5,286	(5)	15,835	10,378	5,393	(7)	15,764
Ceded	(1,213)	(190)	5	(1,398)	(1,238)	(226)	7	(1,457)

Net	9,341	5,096	—	14,437	9,140	5,167	—	14,307

20 Interest and similar income

Three months ended March 31,	2006	2005
	€ mn	€ mn
Interest from held-to-maturity investments	60	69
Dividends from available-for- sale investments	273	193
Interest from available-for-sale investments	2,217	2,038
Share of earnings from investments in associates and joint ventures	74	76
Rent from real estate held for investment	227	239
Interest from loans to banks and customers	2,807	2,472
Other	33	37

Total	5,691	5,124

21 Income from financial assets and liabilities carried at fair value through income (net)

	Property-Casualty		Life/ Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Three months ended March 31,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€mn	€mn	€mn	€ mn	€ mn	€mn	€mn	€ mn	€ mn	€ mn	€mn
Income (expense) from financial assets and liabilities held for trading (net)	4	4	(18)	(53)	487	447	3	4	(96)	(4)	21	(1)	401	397
Income from financial assets designated at fair value through income	44	12	154	36	21	13	36	1	—	—	—	—	255	62
Expense from financial liabilities designated at fair value through income	(1)	(1)	—	—	(18)	(22)	—	—	—	—	—	—	(19)	(23)
Income (expense) from financial liabilities for puttable equity instruments (net)	(7)	11	(105)	40	—	—	(25)	—	—	—	—	—	(137)	51

Total	40	26	31	23	490	438	14	5	(96)	(4)	21	(1)	500	487

Income from financial assets and liabilities held for trading (net)

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

Three months ended March 31,	2006	2005
	€ mn	€ mn
Trading in interest products	242	211
Trading in equity products	136	72
Foreign exchange/precious metals trading	110	59
Other trading activities	(1)	105

Total	487	447

Corporate Segment

Income from financial assets and liabilities held for trading for the three months ended March 31, 2006, includes expenses of €96 mn (2005: €4 mn) from derivative financial instruments used by the Corporate segment for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of €335 mn (2005: €81 mn), income from derivative financial instruments which economically hedge the exchangeable bonds, however which do not qualify for hedge accounting, of €220 mn (2005: €66 mn), and income from other derivative financial instruments of €19 mn (2005: €11 mn).

22 Realized gains/losses (net)

Three months ended March 31,	2006	2005
	€ mn	€ mn
Realized gains
Available-for-sale investments
Equity securities	1,518	1,187
Debt securities	224	316

Subtotal	1,742	1,503

Investments in associates and joint ventures1)	141	689
Loans to banks and customers	27	71
Real estate held for investment	174	78

Subtotal	2,084	2,341

Realized losses
Available-for-sale investments
Equity securities	(72)	(42)
Debt securities	(90)	(63)

Subtotal	(162)	(105)

Investments in associates and joint ventures2)	(3)	(6)
Loans to banks and customers	(6)	(5)
Real estate held for investment	(18)	(6)

Subtotal	(189)	(122)

Total	1,895	2,219

1)	During the three months ended March 31, 2006, includes realized gains from the disposal of subsidiaries and businesses of €45 mn (2005: €5 mn).
2)	During the three months ended March 31, 2006, includes realized losses from the disposal of subsidiaries of €– mn (2005: €4 mn).

23 Fee and commission income

Three months ended March 31,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	174	—	174	132	—	132
Service agreements	75	(10)	65	82	(18)	64
Investment advisory	3	—	3	2	—	2

Subtotal	252	(10)	242	216	(18)	198

Life/Health
Service agreements	37	(21)	16	39	(20)	19
Investment advisory	87	—	87	49	—	49
Other	5	(3)	2	4	(2)	2

Subtotal	129	(24)	105	92	(22)	70

Banking
Securities business	465	(47)	418	396	(40)	356
Investment advisory	152	(40)	112	126	(28)	98
Payment transactions	91	—	91	93	—	93
Mergers and acquisitions advisory	65	—	65	30	—	30
Underwriting business (new issues)	35	—	35	21	—	21
Other	184	(26)	158	157	(3)	154

Subtotal	992	(113)	879	823	(71)	752

Asset Management
Management fees	841	(21)	820	658	(22)	636
Loading and exit fees	93	—	93	79	—	79
Performance fees	16	—	16	9	—	9
Other	81	(3)	78	59	(1)	58

Subtotal	1,031	(24)	1,007	805	(23)	782

Corporate
Service agreements1)	192	(22)	170	160	(24)	136

Subtotal	192	(22)	170	160	(24)	136

Total	2,596	(193)	2,403	2,096	(158)	1,938

1)	Includes fee revenue from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of €151 mn and €124 mn for the three months ended March 31, 2006, 2005, respectively.

24 Other income

Three months ended March 31,	2006	2005
	€ mn	€ mn
Income from real estate held for use
Realized gains from disposals of real estate held for use	35	2
Other income from real estate held for use	4	7

Subtotal	39	9
Income from non-current assets and disposal groups held for sale	—	3
Other	—	1

Total	39	13

25 Claims and insurance benefits incurred (net)

Three months ended March 31,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Claims and insurance benefits paid	(7,260)	(4,956)	4	(12,212)	(6,229)	(5,084)	(11,313)
Change in loss and loss adjustment expenses	292	86	(1)	377	(483)	115	(368)

Subtotal	(6,968)	(4,870)	3	(11,835)	(6,712)	(4,969)	(11,681)

Ceded
Claims and insurance benefits paid	996	176	(4)	1,168	820	229	1,049
Change in loss and loss adjustment expenses	(210)	1	1	(208)	(148)	18	(130)

Subtotal	786	177	(3)	960	672	247	919

Net
Claims and insurance benefits paid	(6,264)	(4,780)	—	(11,044)	(5,409)	(4,855)	(10,264)
Change in loss and loss adjustment expenses	82	87	—	169	(631)	133	(498)

Total	(6,182)	(4,693)	—	(10,875)	(6,040)	(4,722)	(10,762)

26 Changes in reserves for insurance and investment contracts (net)

Three months ended March 31,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Aggregate policy reserves	(59)	(583)	—	(642)	(59)	(1,246)	—	(1,305)
Other insurance reserves	8	(17)	—	(9)	—	4	—	4
Expenses for premium refunds	(28)	(2,101)	8	(2,121)	(72)	(1,907)	(15)	(1,994)

Subtotal	(79)	(2,701)	8	(2,772)	(131)	(3,149)	(15)	(3,295)

Ceded
Aggregate policy reserves	6	43	—	49	5	(4)	—	1
Other insurance reserves	(1)	5	—	4	(2)	5	—	3
Expenses for premium refunds	2	5	—	7	5	5	—	10

Subtotal	7	53	—	60	8	6	—	14

Net
Aggregate policy reserves	(53)	(540)	—	(593)	(54)	(1,250)	—	(1,304)
Other insurance reserves	7	(12)	—	(5)	(2)	9	—	7
Expenses for premium refunds	(26)	(2,096)	8	(2,114)	(67)	(1,902)	(15)	(1,984)

Total	(72)	(2,648)	8	(2,712)	(123)	(3,143)	(15)	(3,281)

27 Interest expense

Three months ended March 31,	2006	2005
	€ mn	€ mn
Liabilities to banks and customers	(746)	(505)
Deposits retained on reinsurance ceded	(33)	(73)
Certificated liabilities	(447)	(546)
Participating certificates and subordinated liabilities	(177)	(200)
Other	(197)	(68)

Total	(1,600)	(1,392)

28 Loan loss provisions

Three months ended March 31,	2006	2005
	€ mn	€ mn
Additions to allowances including direct impairments	(120)	(323)
Amounts released	100	217
Recoveries on loans previously impaired	52	12

Total	32	(94)

29 Impairments of investments (net)

Three months ended March 31,	2006	2005
	€ mn	€ mn
Impairments
Available-for-sale investments
Equity securities	(47)	(34)
Debt securities	(2)	—

Subtotal	(49)	(34)
Held-to-maturity investments	–	(1)
Investments in associates and joint ventures	(6)	(38)
Real estate held for investment	(1)	(33)

Subtotal	(56)	(106)

Reversals of impairments
Available-for-sale investments
Debt securities	1	3

Subtotal	1	3

Total	(55)	(103)

30 Investment expenses

Three months ended March 31,	2006	2005
	€ mn	€ mn
Investment management expenses	(83)	(89)
Depreciation from real estate held for investment	(58)	(64)
Other expenses from real estate held for investment	(53)	(44)
Foreign currency gains and losses (net)
Foreign currency gains	142	152
Foreign currency losses	(131)	(254)

Subtotal	11	(102)

Total	(183)	(299)

31 Acquisition and administrative expenses (net)

Three months ended March 31,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Acquisition costs
Incurred	(1,901)	—	(1,901)	(1,908)	—	(1,908)
Commissions and profit received on reinsurance business ceded	168	—	168	229	—	229
Deferrals of acquisition costs	1,178	—	1,178	997	—	997
Amortization of deferred acquisition costs	(952)	—	(952)	(725)	—	(725)

Subtotal	(1,507)	—	(1,507)	(1,407)	—	(1,407)
Administrative expenses	(1,156)	21	(1,135)	(1,145)	3	(1,142)

Subtotal	(2,663)	21	(2,642)	(2,552)	3	(2,549)

Life/Health
Acquisition costs
Incurred	(980)	—	(980)	(920)	—	(920)
Commissions and profit received on reinsurance business ceded	26	—	26	23	—	23
Deferrals of acquisition costs	808	—	808	704	—	704
Amortization of deferred acquisition costs	(524)	—	(524)	(237)	—	(237)

Subtotal	(670)	—	(670)	(430)	—	(430)
Administrative expenses	(372)	10	(362)	(379)	2	(377)

Subtotal	(1,042)	10	(1,032)	(809)	2	(807)

Banking
Personnel expenses	(910)	—	(910)	(829)	—	(829)
Non-personnel expenses	(518)	10	(508)	(537)	16	(521)

Subtotal	(1,428)	10	(1,418)	(1,366)	16	(1,350)

Asset Management
Personnel expenses	(427)	—	(427)	(360)	—	(360)
Non-personnel expenses	(158)	—	(158)	(112)	—	(112)

Subtotal	(585)	—	(585)	(472)	—	(472)

Corporate
Administrative expenses	(156)	(10)	(166)	(121)	9	(112)

Subtotal	(156)	(10)	(166)	(121)	9	(112)

Total	(5,874)	31	(5,843)	(5,320)	30	(5,290)

32 Fee and commission expenses

Three months ended March 31,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	(129)	(2)	(131)	(115)	(2)	(117)
Service agreements	(39)	5	(34)	(41)	5	(36)
Investment advisory	(2)	1	(1)	(1)	—	(1)

Subtotal	(170)	4	(166)	(157)	3	(154)

Life/Health
Service agreements	(25)	6	(19)	(30)	8	(22)
Investment advisory	(25)	—	(25)	—	—	—

Subtotal	(50)	6	(44)	(30)	8	(22)

Banking
Securities business	(33)	—	(33)	(29)	—	(29)
Investment advisory	(50)	2	(48)	(36)	1	(35)
Payment transactions	(5)	—	(5)	(5)	—	(5)
Mergers and acquisitions advisory	(9)	—	(9)	(8)	—	(8)
Underwriting business (new issues)	(1)	—	(1)	—	—	—
Other	(62)	17	(45)	(43)	3	(40)

Subtotal	(160)	19	(141)	(121)	4	(117)

Asset Management
Commissions	(226)	107	(119)	(189)	82	(107)
Other	(88)	1	(87)	(60)	2	(58)

Subtotal	(314)	108	(206)	(249)	84	(165)

Corporate
Service agreements1)	(133)	2	(131)	(110)	1	(109)

Subtotal	(133)	2	(131)	(110)	1	(109)

Total	(827)	139	(688)	(667)	100	(567)

1)	Includes fee expenses from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of €110 mn and €91 mn for the three months ended March 31, 2006 and March 31, 2005, respectively.

33 Other expenses

Three months ended March 31,	2006	2005
	€ mn	€ mn
Expenses from real estate held for use
Depreciation of real estate held for use	(1)	(2)

Total	(1)	(2)

34 Income taxes

Three months ended March 31,	2006	2005
	€ mn	€ mn
Current income tax expense	(658)	(502)
Deferred income tax expense	(241)	(83)

Total	(899)	(585)

35 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of dilutive securities. Dilutive securities include participation certificates issued by Allianz AG which can potentially be converted to Allianz shares, warrants issued by Allianz AG, share-based compensation plans, and derivatives on own shares.

Three months ended March 31,	2006	2005
	€ mn	€ mn
Numerator for basic earnings per share (net income)	1,779	1,324
Effect of dilutive securities	—	—

Numerator for diluted earnings per share (net income after assumed conversion)	1,779	1,324

Denominator for basic earnings per share (weighted- average shares)	405,332,211	378,250,878
Dilutive securities:
Participation certificates	1,469,443	1,469,443
Warrants	674,870	368,506
Share-based compensation plans	86,941	398,166
Derivatives on own shares	3,987,500	—

Subtotal	6,218,754	2,236,115

Denominator for diluted earnings per share (weighted- average shares after assumed conversion)	411,550,965	380,486,993

Basic earnings per share	4.39	3.50
Diluted earnings per share	4.32	3.48

For the three months ended March 31, 2006, the weighted average number of shares excludes 707,789 (2005: 7,524,122) treasury shares.

Other Information

36 Supplemental information on the Banking Segment

Net interest income from the Banking Segment

	2006			2005
Three months ended March 31,	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest and similar income	1,880	(23)	1,857	1,601	(15)	1,586
Interest expense	(1,279)	19	(1,260)	(1,052)	20	(1,032)

Net interest income	601	(4)	597	549	5	554

Net fee and commission income from the Banking Segment

	2006			2005
Three months ended March 31,	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Fee and commission income	992	(113)	879	823	(71)	752
Fee and commission expense	(160)	19	(141)	(121)	4	(117)

Net fee and commission income	832	(94)	738	702	(67)	635

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

Three months ended March 31,	2006	2005
	€ mn	€ mn
Securities business	432	367
Asset management	102	90
Payment transactions	86	88
Mergers and acquisitions advisory	56	22
Underwriting business (new issues)	34	21
Other	122	114

Total	832	702

37 Supplemental information on the consolidated statements of cash flows

Three months ended March 31,	2006	2005
	€ mn	€ mn
Income taxes received	78	84
Dividends received	235	188
Interest received	5,445	4,865
Interest paid	1,693	1,371
Significant non-cash transactions
Settlement of exchangeable bonds issued by Allianz Finance B.V. II for shares of RWE AG:
Available-for-sale investments	(552)	—
Certificated liabilities	(552)	—
Novation of quota share reinsurance agreement
Reinsurance assets	(1,134)	(1,107)
Deferred acquisition costs	73	72
Payables from reinsurance contracts	(1,061)	(1,035)

38 Other information

Number of employees

The Allianz Group had a total of 176,403 (2005: 177,625) employees as of March 31, 2006. 70,585 (2005: 72,195) of these were employed in Germany and 105,818 (2005: 105,430) in other countries. The number of employees undergoing training decreased by 510 to 3,513.

Personnel expenses

Three months ended March 31,	2006	2005
	€ mn	€ mn
Salaries and wages	2,331	2,191
Social security contributions and employee assistance	402	370
Expenses for pensions and other post-retirement benefits	222	155

Total	2,955	2,716

39 Subsequent events

On May 2, 2006, the Allianz Group settled the equity-linked loan, which was issued in the amount of €1.1 billion in connection with, and a component of, financing the cash tender offer for the RAS shares not owned by it. The redemption amount of the loan was linked to the share price of Allianz AG and, could be settled, at the Allianz Group’s option, in cash or with 10.7 million Allianz AG shares. The amount due upon redemption of €1.4 billion was paid in cash.

Munich, May 11, 2006

Allianz Aktiengesellschaft

The Board of Management

Allianz AG

Königinstraße 28

D-80802 Munich

Telephone +49 89 38 00 00

Telefax +49 89 34 99 41

www.allianz.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2006

ALLIANZ AKTIENGESELLSCHAFT

By	/s/ Dr. Joerg Weber
Name: Dr. Joerg Weber
Title: Head of Group Management Reporting

By	/s/ Jonathan Wismer
Name: Jonathan A. Wismer
Title: Group Management Reporting